   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 1997

                                                      REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               ------------------

                             CHART INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       DELAWARE                                             34-1712937
           (STATE OR OTHER JURISDICTION OF                               (I.R.S. EMPLOYER
            INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NUMBER)

                             34799 Curtis Boulevard
                              Eastlake, Ohio 44095
                                 (440) 946-2525
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ------------------

                                ARTHUR S. HOLMES
                      Chairman and Chief Executive Officer
                             Chart Industries, Inc.
                             34799 Curtis Boulevard
                              Eastlake, Ohio 44095
                                 (440) 946-2525
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ------------------

                                WITH COPIES TO:

                 THOMAS F. McKEE, Esq.                                  GLENN E. MORRICAL, Esq.
             Calfee, Halter & Griswold LLP                                   Arter & Hadden
            1400 McDonald Investment Center                             1100 Huntington Building
                  800 Superior Avenue                                      925 Euclid Avenue
                 Cleveland, Ohio 44114                                   Cleveland, Ohio 44115
                     (216) 622-8200                                          (216) 696-1100

                               ------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.
                               ------------------

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ] If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                            PROPOSED MAXIMUM        PROPOSED
         TITLE OF SECURITIES              AMOUNT TO BE     OFFERING PRICE PER  MAXIMUM AGGREGATE       AMOUNT OF
           TO BE REGISTERED                REGISTERED           SHARE(1)       OFFERING PRICE(1)    REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share     3,220,000(2)          $20.28           $65,301,600           $19,789
======================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low prices reported in the consolidated reporting system on September 5, 1997.

(2) Includes 420,000 shares that may be sold to cover over-allotments.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 10, 1997

                                2,800,000 SHARES
[CHART INDUSTRIES, INC. LOGO]

                             CHART INDUSTRIES, INC.

                                  COMMON STOCK
                                ($.01 PAR VALUE)

     Of the 2,800,000 shares of Common Stock offered hereby (the "Offering"), 1,300,000 shares are being offered by Chart Industries, Inc., a Delaware corporation (the "Company"), and 1,500,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "CTI." On September 9, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape was $21.125 per share.

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

  =======================================================================================================
                                                           UNDERWRITING                       PROCEEDS
                                             PRICE TO      DISCOUNTS AND     PROCEEDS TO     TO SELLING
                                              PUBLIC      COMMISSIONS(1)     COMPANY(2)     STOCKHOLDERS
  -------------------------------------------------------------------------------------------------------
  Per Share..............................        $                    $           $                  $
  -------------------------------------------------------------------------------------------------------
  Total(3)...............................    $                   $           $                    $
  =======================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Does not include expenses payable by the Company estimated at $500,000 and by the Selling Stockholders estimated at $12,500.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 420,000 additional shares of Common Stock solely to cover over-allotments. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will
    be $         , $         , and $         , respectively. See "Underwriting."

     The shares of Common Stock offered hereby are being offered by the Underwriters, subject to prior sale and acceptance by the Underwriters and subject to their right to reject any order in whole or in part. It is expected
that the Common Stock will be available for delivery on or about             ,
1997 at the offices of Schroder & Co. Inc., New York, New York.

SCHRODER & CO. INC.                                           MCDONALD & COMPANY
                                                               SECURITIES, INC.

                                             , 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere, or incorporated by reference, in this Prospectus. Unless otherwise indicated, or the context otherwise requires, all information in this Prospectus (i) is based on the assumption that the Underwriters' over-allotment option is not exercised and (ii) gives effect to the three-for-two split of the Common Stock in June 1997 (the "Stock Split").

                                  THE COMPANY

GENERAL

     The Company is a leader in the design, engineering and manufacture of cryogenic (low-temperature) systems and equipment. The majority of the Company's products, including its brazed aluminum heat exchangers (hereinafter referred to as heat exchangers), cold boxes, cryogenic tanks and cryogenic components are used in the processing, liquefaction, storage and transportation of industrial gases and hydrocarbons. The Company also supplies products for other special applications, including high vacuum systems and specialty stainless steel tubing.

     The Company's products are sold primarily to the industrial gas and hydrocarbon processing markets. Customers in these markets use the Company's heat exchangers and cold boxes to produce industrial gases, such as liquefied nitrogen, oxygen and argon, and to purify, separate and liquefy hydrocarbons such as natural gas and ethylene. The Company's cryogenic tanks are used by these same customers to store and transport gases in liquefied form. Cryogenic components, including cryogenic pumps and vacuum jacketed piping systems, allow liquefied gas to be carried from tank to plant for use in industrial applications. Cryogenic components also are purchased by liquefied gas producers for use in cold box assemblies.

     The Company's sales for the year ended December 31, 1996 reached $148.4 million, an increase of 31.9% over sales of $112.5 million in 1995. The Company's operating income in 1996 improved to $23.3 million from $12.7 million in 1995, an increase of 83.6%. In July 1997, the Company acquired Cryenco Sciences, Inc. ("Cryenco"); including Cryenco's results on a pro forma basis, the Company's sales and operating income for 1996 were $179.0 million and $25.1 million, respectively. See "-- Recent Acquisition." Management believes that global expansion of the industrial gas and hydrocarbon processing markets presents attractive opportunities for growth. Management anticipates demand for the Company's products in the industrial gas markets to increase over the next several years, driven principally by global industrialization, heightened environmental standards and demands for increased purity of gas products and increased efficiency in gas production. In the hydrocarbon processing market, management expects continued strong domestic and international growth, stemming in part from increased global demand for liquefied natural gas ("LNG") and ethylene. As a result of these favorable trends, management anticipates that the Company's combined equipment sales to the industrial gas and hydrocarbon processing markets will increase from approximately 70% of sales in 1996 to as much as 85% in 1998.

BUSINESS STRATEGY

     The Company intends to strengthen its position as a leading provider of cryogenic products by pursuing the following key strategies:

     Focus on High-Margin, Niche Products. The Company has developed a particular expertise in the design, engineering and manufacture of cryogenic systems and equipment. The Company will continue to focus on markets requiring such specialized engineering and technical capability, rather than on broader-based markets in which competition is largely based on price. The Company believes that, by focusing on the market niche for cryogenic applications, it has fewer competitors and higher margins for its products than producers in markets that use standardized or high-volume products. The Company's gross margin in the first six months of 1997 was 30.5%.

     Leveraging Customer Relationships. The Company has built and sustained long-term relationships with many of its major customers. Most of the Company's largest customers have been customers for the last 10 years or more, and a substantial quantity of the Company's annual sales are made to these same major customers. As the Company's customers grow domestically and internationally, they take the Company's products into new growth markets.

     Expanding International Direct Sales. Although the Company is a leading North American producer of cryogenic systems and equipment, the Company's direct sales outside of North America are relatively modest. In 1996, the Company's international sales constituted approximately 25% of its total sales, but were mostly sales to North American customers that incorporated the Company's products into their own export products. The Company believes that demand for its products is growing internationally at a faster rate than in North America. The Company intends to expand its independent sales representative network outside North America in order to strengthen its market share in selected markets in South America, the Pacific Rim and the Middle East.

     Continued Emphasis on Operating Efficiencies. The Company has devoted considerable efforts to maximizing its production efficiency. Management believes that such efforts have resulted in higher marginal returns due to substantial improvements in throughput, utilization of existing capacity and organizational efficiency. The Company intends to continue efforts to find new ways to improve operating efficiency.

     Pursuing Strategic Acquisitions. A key component of the Company's growth strategy is the acquisition of complementary businesses that can effectively increase the Company's market share and operating efficiencies, while simultaneously expanding the Company's customer base and presence in geographic regions which it does not currently serve, including in selected markets abroad. The Company continually reviews acquisition opportunities, and management believes that complementary domestic and international acquisition opportunities exist. Management further believes that the high level of ability and experience of its senior managers in identifying and completing acquisitions and in managing the operations of acquired companies, as well as the Company's low debt levels following the Offering and low working capital requirements, position the Company favorably to execute this strategy.

RECENT ACQUISITION

     On July 31, 1997, the Company acquired all of the outstanding shares of Cryenco, a Denver, Colorado based manufacturer of cryogenic tanks and related products for the transportation, storage and dispensing of LNG and liquefied argon, oxygen and nitrogen. Consideration for the acquisition included the payment of $19.7 million to purchase the outstanding common stock and certain warrants of Cryenco, the payment of $685,000 to redeem its outstanding preferred stock, and the assumption of approximately $6.2 million in indebtedness for borrowed money. The Company also assumed Cryenco's obligations under other warrants, which were converted into warrants to purchase Common Stock of the Company, and are recorded in the Company's accounts at an estimated fair value of $436,000.

                                     * * *

     The Company was organized in June 1992 as a Delaware corporation. Unless the context otherwise requires, references herein to the "Company" include the Company and its direct and indirect subsidiaries. The Company's executive offices are located at 34799 Curtis Boulevard, Eastlake, Ohio 44095, and its telephone number is (440) 946-2525.

                                  THE OFFERING

    Common Stock offered by the Company.....................   1,300,000 shares(1)
    Common Stock offered by the Selling Stockholders........   1,500,000 shares
    Common Stock to be outstanding after the Offering.......   15,740,512 shares(1)(2)
    Use of proceeds.........................................   For repayment of debt and
                                                               general corporate purposes
    NYSE symbol.............................................   CTI

- ---------------

(1) Does not include up to 420,000 shares of Common Stock to be sold if the Underwriters' over-allotment option granted by the Company is exercised in full. See "Underwriting."

(2) Does not include 602,560 shares issuable upon the exercise of stock options and 111,151 shares issuable upon the exercise of warrants outstanding as of August 31, 1997.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
            (in thousands, except per share amounts and percentages)

                              SIX MONTHS ENDED JUNE 30,                        YEARS ENDED DECEMBER 31,
                         ------------------------------------     --------------------------------------------------
                                   1997                1996                 1996                  1995        1994
                         ------------------------     -------     -------------------------     --------     -------
                         PRO FORMA(1)     ACTUAL                  PRO FORMA(1)      ACTUAL
                         ------------     -------                 ------------     --------
INCOME STATEMENT DATA:
Sales....................   $ 98,069      $84,198     $65,339       $179,048       $148,400     $112,479     $84,258
Gross profit.............     28,059       25,642      19,801         51,654         45,002       30,775      15,808
Operating income (loss)..     14,605       13,930      10,511         25,131         23,257       12,667      (1,363)(2)
Income (loss) before
  income taxes...........     13,277       13,912      10,093         21,808         22,634       10,809      (2,359)
Net income (loss)........      8,715        9,182       6,757         14,392         15,029        7,063      (1,463)
Net income (loss) per
  share(3)...............   $    .59      $   .62     $   .45       $    .95       $    .99     $    .47     $  (.10)
Weighted average shares
  outstanding(3).........     14,846       14,846      15,167         15,186         15,186       15,099      15,053
Dividends per share(3)...   $    .12      $   .12     $   .09       $    .20       $    .20     $    .19     $   .19
AS ADJUSTED FOR THE
  OFFERING(4):
Net income...............   $  9,429                                $ 15,820
Net income per share(3)..        .58                                     .96
Weighted average shares
  outstanding(3).........     16,146                                  16,486
OTHER FINANCIAL DATA:
Depreciation and
  amortization...........   $  2,109      $ 1,364     $ 1,422       $  4,060       $  2,708     $  2,742     $ 2,698
Capital expenditures.....      4,445        4,239       1,609(5)       6,801(5)       4,868(5)     2,111       1,333
Backlog at end of
  period.................    141,861      126,644     124,421        145,912        128,278      110,987      53,823
Gross margin.............       28.6%        30.5%       30.3%          28.8%          30.3%        27.4%       18.8%
Operating margin.........       14.9%        16.5%       16.1%          14.0%          15.7%        11.3%       (1.6)%(2)

                                                                            AS OF JUNE 30, 1997
                                                                 ------------------------------------------
                                                                   PRO FORMA
                                                                 AS ADJUSTED(6)    PRO FORMA(1)     ACTUAL
                                                                 --------------    ------------    --------
BALANCE SHEET DATA:
Working capital................................................     $ 24,483         $ 21,689      $ 12,117
Total assets...................................................      106,608          106,608        75,281
Total debt.....................................................        9,179           34,631         7,134
Shareholders' equity...........................................       56,364           30,912        30,476
Total debt to total capitalization(7)..........................         14.0%            52.8%         19.0%

- ---------------
(1) Pro forma income statement data reflect historical results adjusted to present the financial results as if the acquisition of Cryenco was completed on January 1, 1996, and pro forma balance sheet data reflect historical amounts adjusted to present the financial results as if the acquisition of Cryenco was completed on June 30, 1997. See "Pro Forma Financial Data."
(2) Includes a restructuring charge of $2.15 million.
(3) The share and per share data have been adjusted to reflect the three-for-two split of the Common Stock effected as a 50% share dividend in June 1997.
(4) Pro forma as adjusted income statement data for the six months ended June 30, 1997 and for the year ended December 31, 1996 assume the receipt and application by the Company as of January 1, 1996 of net proceeds from the sale of 1,300,000 shares offered hereby to reduce outstanding indebtedness. See "Use of Proceeds" and "Pro Forma Financial Data."
(5) Capital expenditures in these periods do not include $3.6 million for the acquisition of the land and building at the Company's Westborough, Massachusetts facility.
(6) Pro forma as adjusted balance sheet data assume the receipt and application by the Company as of June 30, 1997 of net proceeds from the sale of 1,300,000 shares offered hereby to reduce outstanding indebtedness. See "Use of Proceeds" and "Pro Forma Financial Data."
(7) Total capitalization reflects the total of long-term debt and shareholders' equity.

                                  RISK FACTORS

     This Prospectus and certain of the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties. Statements in this Prospectus regarding future financial performance and other statements containing the words "expect," "believe," "anticipate," "project," "estimate," "predict," "intend" and similar expressions are forward-looking statements. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, including those set forth in the following risk factors and elsewhere in this Prospectus. Prospective investors should consider carefully the following factors, in addition to other information contained in this Prospectus, prior to making an investment in the Common Stock.

CYCLICALITY OF DEMAND FOR COMPANY PRODUCTS

     Demand for the Company's products depends in part upon the level of capital and maintenance expenditures by its industrial customers, in particular those by industrial gas and hydrocarbon processing concerns. These industries historically have been cyclical in nature and vulnerable to general downturns in the economy. Decreases in industry spending could have a material adverse effect upon the demand for the Company's products and the Company's business, financial condition and results of operations.

CUSTOMER CONCENTRATION; GOVERNMENT CONTRACTS

     A small number of customers has accounted for a substantial portion of the Company's historical net sales, and the Company expects that a limited number of customers will continue to represent a substantial portion of the Company's net sales for the foreseeable future. Approximately, 30%, 17% and 18% of the Company's sales for the years ended December 31, 1996, 1995 and 1994, respectively, were made to Air Liquide, Air Products, BOC and Praxair, which management believes are the four largest producers in the industrial gas market. The Company also sells products to the United States government as a contractor and a subcontractor. Most of the Company's government-related sales are to prime contractors for NASA, the United States Department of Energy and the United States Department of Defense. In the years ended December 31, 1996, 1995 and 1994, government contracts and subcontracts accounted for approximately 11%, 5% and 3%, respectively, of the Company's sales. The loss of any of the Company's major customers or a decrease in orders by such customers could have a material adverse effect on its business, financial condition and results of operations.

AVAILABILITY OF SUITABLE ACQUISITIONS; INTEGRATION OF OPERATIONS

     A key component of the Company's growth strategy is the acquisition of businesses that complement its existing products and services. The Company's acquisition strategy involves the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities and potential profitability of acquisition candidates and in integrating the operations of acquired companies. In addition, any acquisition of a foreign business may increase the Company's exposure to certain risks inherent in doing business outside the United States, including currency exchange rate fluctuations, restrictions on the repatriation of profits, compliance with foreign laws and standards and political risks. There can be no assurance that acquisition opportunities will continue to be available, that the Company will have access to the capital required to finance potential acquisitions, that the Company will continue to acquire businesses or that any business acquired will be integrated successfully or prove profitable.

COMPETITION

     Although many of the Company's products serve niche markets, a number of the Company's direct and indirect competitors in these markets are major corporations, some with substantially greater technical, financial and marketing resources than those of the Company, and there can be no assurance that other competitors will not enter these markets. In the event of an industry downturn, customers who typically outsource their need for cryogenic systems to the Company may use their excess capacity to fabricate such systems themselves. The Company also competes in the sale of a limited number of products with certain of its major customers. Because such competition is limited in its scope, management believes that such competition currently does not have an adverse effect on its relationships with these customers.

FIXED-PRICE CONTRACT EXPOSURE

     A substantial portion of the Company's revenues is derived from fixed-price contracts for large system projects. To the extent that original cost estimates prove to be inaccurate, profitability from a particular contract may be adversely affected, which, in turn, could have a material adverse effect on the Company's business, financial condition and results of operations.

COLLECTIVE BARGAINING AGREEMENTS

     Of the Company's approximately 1,250 employees, 267 employees of its ALTEC International Limited Partnership ("ALTEC") subsidiary are covered by a collective bargaining agreement expiring February 7, 1998, and 93 employees of its Process Engineering ("PEI") subsidiary are covered by a collective bargaining agreement expiring August 27, 1999. Although the Company believes its relations with its union employees are good, there can be no assurance that ALTEC and PEI will be successful in negotiating new agreements with the unions representing their employees on terms favorable to the Company or can do so without experiencing work stoppages by some of their employees. Because of ALTEC's importance to the profitability of the Company, a work stoppage at ALTEC could have a material adverse effect on the Company's business, financial condition and results of operations.

EXPOSURE TO LIABILITY

     Due to the high pressures and low temperatures at which many of the Company's products are used, the Company could be at risk if an accident is caused by a defective product manufactured by the Company. Management believes that the Company meets existing professional specification standards recognized or required in the industries in which it operates, and has had no material product liability claims brought against it. Although the Company currently maintains product liability coverage which it believes is adequate for the continued operation of its business, such insurance may prove inadequate or become difficult to obtain or unobtainable in the future on terms acceptable to the Company.

VARIABILITY OF OPERATING RESULTS

     The Company's operating results historically have fluctuated from quarter to quarter as a result of a number of factors, including the value, timing and shipment of individual orders and the mix of products sold. Moreover, although the Company generally recognizes product revenues upon shipment of its products, certain large system contracts are recognized using the percentage of completion method of accounting. Accordingly, revenue in any quarter is dependent in part on progress towards completion of large system contracts by the Company.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company's business will continue to depend substantially upon the efforts, abilities and services of its executive officers and certain other key employees. The loss of one or more key employees, particularly Arthur
S. Holmes, Chairman and Chief Executive Officer, and James R. Sadowski, President and Chief Operating Officer, could adversely affect the Company's operations. The Company's ability to attract and retain qualified engineers and other professionals, either through direct hiring or acquisition of other businesses employing such professionals, will also be an important factor in determining the Company's future success.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. The Company's business involves environmental management and issues typically associated with historical manufacturing operations, and the Company is developing work plans for remediation of environmental conditions involving certain of its facilities. To date, the Company's cost of complying with environmental laws and regulations has not been material, but the fact that such laws or regulations are changed frequently makes predicting the cost or impact of such laws and regulations on its future operations uncertain. See "Business -- Environmental Matters."

INTELLECTUAL PROPERTY MATTERS

     The Company relies on a combination of internal procedures, nondisclosure agreements, patents, trademarks, and copyright law to protect its intellectual property. There can be no assurance that the Company's intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. In addition, the laws of certain foreign countries in which the Company's products may be sold do not protect the Company's intellectual property rights to the same extent as the laws of the United States. The failure or inability of the Company to protect its proprietary information could have a material adverse effect on the Company's business, financial condition and results of operations.

                              RECENT DEVELOPMENTS

     On July 31, 1997, the Company acquired all of the outstanding shares of Cryenco, a Denver, Colorado based manufacturer of cryogenic tanks and related products for the transportation, storage and dispensing of LNG and liquefied argon, oxygen and nitrogen. Consideration for the acquisition included the payment of $19.7 million to purchase the outstanding common stock and certain warrants of Cryenco, the payment of $685,000 to redeem its outstanding preferred stock, and the assumption of approximately $6.2 million in indebtedness for borrowed money. The Company also assumed Cryenco's obligations under other warrants, which were converted into warrants to purchase Common Stock of the Company, and are recorded in the Company's accounts at an estimated fair value of $436,000. The Company financed the cash portion of its acquisition of Cryenco with borrowings under a $45 million credit facility between the Company and National City Bank and NBD Bank entered into in July 1997 (the "New Credit Facility"). See "Pro Forma Financial Data." Management believes that the addition of Cryenco's line of products, including cryogenic transport trailers, cryogenic intermodal containers, MRI cryostats and other cryogenic components, complements the Company's existing line of cryogenic tanks and cryogenic components and offers significant growth opportunities through cross-selling to existing customers and new product development.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 1,300,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $21.125 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company) are estimated to be approximately $25.5 million ($33.8 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use net proceeds from the sale of the shares offered by it hereby to repay amounts outstanding under the New Credit Facility. At August 31, 1997, the Company had an aggregate of $24.0 million in borrowings outstanding under the New Credit Facility which currently bears interest at a rate approximately equal to the prime rate (currently 8.5%) and has a maturity date of May 31, 2000. The indebtedness incurred under the New Credit Facility was used to finance working capital needs, capital expenditures and the acquisition of Cryenco. The Company intends to use the balance, if any, of the net proceeds for general corporate purposes, including working capital and capital expenditures. A portion of such balance may also be used, together with borrowings under the New Credit Facility or other sources of financing, to acquire or invest in complementary businesses. The Company has no current plans, agreements or commitments with respect to any such acquisition or investment, and the Company is not currently engaged in any negotiations with respect to any such transaction. Pending such uses, the net proceeds will be invested in investment grade, short-term, interest-bearing securities.

     The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is traded on the New York Stock Exchange under the symbol "CTI." The following table sets forth, for the quarterly periods indicated, the high and low sale prices of the Company's Common Stock, as reported on the New York Stock Exchange Composite Tape, and the cash dividends paid on the Common Stock. The information in the table below has been adjusted to reflect the Stock Split.

                                                                                DIVIDENDS PAID
                                                       HIGH          LOW          PER SHARE
                                                      -------      -------      --------------
    1995
      First Quarter................................   $ 3.417      $ 2.500          $ .047
      Second Quarter...............................     3.917        2.750            .047
      Third Quarter................................     5.917        3.333            .047
      Fourth Quarter...............................     5.833        4.333            .047
    1996
      First Quarter................................     7.000        4.500            .047
      Second Quarter...............................    11.250        6.583            .047
      Third Quarter................................    12.333        8.333            .047
      Fourth Quarter...............................    11.917       10.083            .060
    1997
      First Quarter................................    17.083       11.333            .060
      Second Quarter...............................    18.417       13.250            .060
      Third Quarter (through September 9, 1997)....    21.375       17.375            .060(1)

- ---------------

(1) To be paid on September 15, 1997.

     On September 9, 1997, the last sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $21.125 per share. As of August 31, 1997, there were 931 holders of record of the Common Stock. The Company estimates that approximately 3,100 additional stockholders own stock held for their accounts at brokerage firms and financial institutions.

     Cash dividends are payable quarterly, upon authorization by the Board of Directors. Regular payment dates are March 15, June 15, September 15 and December 15. The payment of cash dividends by the Company has been and will continue to be at the discretion of the Board of Directors and will depend upon, among other factors, the capital requirements, operating results, financial condition and restrictions imposed by financing arrangements of the Company from time to time. The New Credit Facility allows the Company to pay cash dividends not to exceed $4 million annually, subject to compliance with other loan covenants. The Company is currently seeking an amendment to the New Credit Facility to allow the Company to pay cash dividends not to exceed $6 million annually.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1997, the pro forma capitalization of the Company at such date giving effect to the acquisition of Cryenco, and the pro forma as adjusted capitalization of the Company at such date giving effect to the issuance and sale of the 1,300,000 shares offered by the Company hereby (at an assumed public offering price of $21.125 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company) and the application of the estimated net proceeds to the Company therefrom as described under "Use of Proceeds." This table should be read in conjunction with the pro forma condensed consolidated financial statements of the Company, the consolidated financial statements of the Company and related notes included elsewhere in this Prospectus.

                                                                      JUNE 30, 1997
                                                         ----------------------------------------
                                                                                       PRO FORMA
                                                          ACTUAL       PRO FORMA      AS ADJUSTED
                                                         --------      ---------      -----------
                                                            (IN THOUSANDS, EXCEPT PERCENTAGES)
Current portion of long-term debt.....................   $  2,896      $   3,190       $     396
Long-term debt, excluding current portion.............      4,238         31,441           8,783
Shareholders' equity:
  Preferred Stock, 1,000,000 shares authorized; none
     issued or outstanding
  Common Stock, 30,000,000 shares authorized;
     15,325,800 shares issued (15,727,843 shares as
     adjusted)(1)(2)..................................        153            153             157
  Additional paid-in capital..........................     18,709         18,709          34,086
  Warrants............................................                       436             436
  Retained earnings...................................     21,685         21,685          21,685
  Treasury stock, at cost, 897,957 shares (no shares
     as adjusted) (2).................................    (10,071)       (10,071)
                                                         --------       --------        --------
     Total shareholders' equity.......................     30,476         30,912          56,364
                                                         --------       --------        --------
       Total capitalization(3)........................   $ 37,610      $  65,543       $  65,543
                                                         ========       ========        ========
Total debt to total capitalization....................       19.0%          52.8%           14.0%

- ---------------

(1) Does not include 586,160 shares issuable upon exercise of stock options with a weighted average exercise price of $7.14 per share and 112,801 shares issuable upon the exercise of warrants with a weighted average exercise price of $26.76 per share outstanding as of June 30, 1997.

(2) The Company will retire all treasury shares concurrently with the issuance and sale of the 1,300,000 shares offered by the Company hereby.

(3) Total capitalization reflects the total of long-term debt and shareholders' equity.

                            PRO FORMA FINANCIAL DATA

     The following unaudited pro forma condensed consolidated financial statements are based on the historical consolidated financial statements of the Company, adjusted to give effect to the acquisition of Cryenco and the application of net proceeds of the Offering to repay indebtedness (the "Transactions"). The unaudited pro forma condensed consolidated balance sheet gives effect to the Transactions as if such had occurred on June 30, 1997. The unaudited pro forma condensed consolidated statements of operations give effect to the Transactions as if such had occurred on January 1, 1996. The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the Transactions occurred on January 1, 1996, nor are they necessarily indicative of future financial position or results of operations. The pro forma adjustments reflected herein are based on preliminary estimates and assumptions and are subject to revision as more information becomes available. In management's opinion, the final adjustments are not expected to be materially different from the preliminary adjustments. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the Company's historical consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

          PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS(1)

                     FOR THE SIX-MONTH PERIODS AS INDICATED

                                      COMPANY     CRYENCO
                                      JUNE 30,    MAY 31,     PRO FORMA                     OFFERING        PRO FORMA
                                        1997       1997      ADJUSTMENTS    PRO FORMA    ADJUSTMENTS(2)    AS ADJUSTED
                                      --------    -------    -----------    ---------    --------------    -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Sales..............................   $ 84,198    $13,871                   $ 98,069                        $  98,069
Cost of products sold..............     58,556     11,454                     70,010                           70,010
                                       -------    -------         -----      -------           -----          -------
  Gross profit.....................     25,642      2,417                     28,059                           28,059
Selling, general and administrative
  expenses.........................     11,712      1,631     $     111(3)    13,454                           13,454
                                       -------    -------         -----      -------           -----          -------
  Operating income.................     13,930        786          (111)      14,605                           14,605
Net interest expense...............         18        450           860(4)     1,328        $ (1,082)             246
                                       -------    -------         -----      -------           -----          -------
Income before income taxes.........     13,912        336          (971)      13,277           1,082           14,359
Income tax expense.................      4,730        124          (292)(5)    4,562             368            4,930
                                       -------    -------         -----      -------           -----          -------
  Net income.......................   $  9,182    $   212     $    (679)    $  8,715        $    714        $   9,429
                                       =======    =======         =====      =======           =====          =======
Net income per share...............   $    .62                              $    .59                        $     .58
                                       =======                               =======                          =======
Shares used in per share
  calculations.....................     14,846                                14,846                           16,146

                   FOR THE TWELVE-MONTH PERIODS AS INDICATED

                                      COMPANY     CRYENCO
                                      DECEMBER    NOVEMBER
                                        31,         30,       PRO FORMA                     OFFERING        PRO FORMA
                                        1996       1996      ADJUSTMENTS    PRO FORMA    ADJUSTMENTS(2)    AS ADJUSTED
                                      --------    -------    -----------    ---------    --------------    -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Sales..............................   $148,400    $30,648                   $179,048                        $ 179,048
Cost of products sold..............    103,398     23,996                    127,394                          127,394
                                      --------    --------     --------     --------         -------         --------
  Gross profit.....................     45,002      6,652                     51,654                           51,654
Selling, general and administrative
  expenses.........................     21,745      4,556     $     222(3)    26,523                           26,523
                                      --------    --------     --------     --------         -------         --------
  Operating income.................     23,257      2,096          (222)      25,131                           25,131
Net interest expense...............        623        980         1,720(4)     3,323        $ (2,163)           1,160
                                      --------    --------     --------     --------         -------         --------
Income before income taxes.........     22,634      1,116        (1,942)      21,808           2,163           23,971
Income tax expense.................      7,605        413          (602)(5)    7,416             735            8,151
                                      --------    --------     --------     --------         -------         --------
  Net income.......................   $ 15,029    $   703     $  (1,340)    $ 14,392        $  1,428        $  15,820
                                      ========    ========     ========     ========         =======         ========
Net income per share...............   $    .99                              $    .95                        $     .96
                                      ========                              ========                         ========
Shares used in per share
  calculations.....................     15,186                                15,186                           16,486

- ---------------

(1) The Pro Forma Condensed Consolidated Statements of Operations for the six-month period ended June 30, 1997 and the year ended December 31, 1996 give effect to the acquisition of Cryenco as if it occurred on January 1, 1996 by combining the indicated periods of the Company with the six-month period ended May 31, 1997 and the twelve-month period ended November 30, 1996 for Cryenco to conform the different fiscal year ends.

(2) To record reduction in interest expense and the related tax effect for the six months ended June 30, 1997 and the year ended December 31, 1996, which would have been realized had the Offering occurred January 1, 1996.

(3) Represents the incremental amortization due to the application of purchase accounting resulting from an increase of $8,863,000 in the basis of net assets acquired amortized over a 40 year period.

(4) Reflects additional interest expense which would have been incurred by the Company assuming the acquisition of Cryenco had occurred January 1, 1996. Interest expense has been calculated based on the $20.2 million utilization on the available line of credit used to fund the cash portion of the consideration in conjunction with the acquisition of Cryenco.

(5) Reflects the income tax effect assuming the acquisition of Cryenco had occurred on January 1, 1996. The goodwill amortization created by this transaction is not tax deductible.

               PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET(1)

                                        COMPANY          CRYENCO         PRO FORMA                       OFFERING         PRO FORMA
                                     JUNE 30, 1997     MAY 31, 1997     ADJUSTMENTS     PRO FORMA     ADJUSTMENTS(2)     AS ADJUSTED
                                     -------------     ------------     -----------     ---------     --------------     -----------
                                                                             (IN THOUSANDS)
ASSETS
Current Assets
  Cash and cash equivalents......      $      41         $    426                       $    467                          $     467
  Restricted cash................          4,597                                           4,597                              4,597
  Accounts receivable............         21,993            4,510                         26,503                             26,503
  Inventories....................         19,984            5,558                         25,542                             25,542
  Other current assets...........          5,478            2,766                          8,244                              8,244
                                       ---------         --------        ---------      --------         --------         ---------
      Total Current Assets.......         52,093           13,260                         65,353                             65,353
Property, plant & equipment,
  net............................         20,864            3,784                         24,648                             24,648
Goodwill.........................          1,649            5,114        $   8,863        15,626                             15,626
Other assets, net................            675              306                            981                                981
                                       ---------         --------        ---------      --------         --------         ---------
      Total Assets...............      $  75,281         $ 22,464        $   8,863      $106,608         $      0         $ 106,608
                                       =========         ========        =========      ========         ========         =========
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current Liabilities
  Accounts payable...............      $   5,755         $  1,490                       $  7,245                          $   7,245
  Customer advances..............         15,359                                          15,359                             15,359
  Billings in excess of contract
    revenue......................          2,325                                           2,325                              2,325
  Accrued expenses and other
    liabilities..................         13,641            1,754        $     150(3)     15,545                             15,545
  Current portion of long-term
    debt.........................          2,896              294                          3,190         $ (2,794)              396
                                       ---------         --------        ---------      --------         --------         ---------
      Total Current
        Liabilities..............         39,976            3,538              150        43,664           (2,794)           40,870
Long-term debt...................          4,238            6,964           20,239(3)     31,441          (22,658)            8,783
Deferred income taxes............            591                                             591                                591
Shareholders' Equity
  Preferred stock................                               1               (1)(4)
  Common stock...................            153               70              (70)(4)       153                4               157
  Additional paid-in capital.....         18,709           14,027          (14,027)(4)    18,709           15,377            34,086
  Warrants.......................                             169              267(5)        436                                436
  Retained earnings (deficit)....         21,685           (2,305)           2,305(4)     21,685                             21,685
  Treasury stock.................        (10,071)                                        (10,071)          10,071
                                       ---------         --------        ---------      --------         --------         ---------
                                          30,476           11,962          (11,526)       30,912           25,452            56,364
                                       ---------         --------        ---------      --------         --------         ---------
      Total Liabilities and
        Shareholders' Equity.....      $  75,281         $ 22,464        $   8,863      $106,608         $      0         $ 106,608
                                       =========         ========        =========      ========         ========         =========

- ---------------

(1) The Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1997 gives effect to the acquisition of Cryenco by combining the Company's June 30, 1997 balances with Cryenco's May 31, 1997 balances to conform the different fiscal year ends.

(2) Application of assumed net proceeds from the Offering of $25.5 million (after deducting the underwriting discount and estimated offering expenses payable by the Company, but excluding net proceeds from 420,000 shares that may be sold to cover over-allotments) and the retirement of the Company's treasury stock.

(3) To record the total consideration paid for preferred and common stock and common stock warrants including estimated transaction costs.

(4) To eliminate Cryenco common stock, preferred stock, additional paid in capital and retained deficit.

(5) Recognition of the Company's common stock warrants at fair value issued upon conversion of the Cryenco common stock warrants.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (in thousands, except per share amounts)

HISTORICAL FINANCIAL DATA

     The selected consolidated financial data set forth below for the five years ended December 31, 1996 have been derived from the audited consolidated financial statements of the Company. Also set forth below are selected consolidated financial data of the Company for the six months ended June 30, 1997 and 1996, which have been derived from the unaudited condensed consolidated financial statements for those periods. The unaudited condensed consolidated financial statements include all adjustments which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 1997. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and related notes included elsewhere in this Prospectus.

                                 SIX MONTHS ENDED
                                     JUNE 30,                               YEARS ENDED DECEMBER 31,
                               --------------------      --------------------------------------------------------------
                                1997         1996          1996          1995         1994         1993          1992
                               -------      -------      --------      --------      -------      -------      --------
INCOME STATEMENT DATA:
Sales.......................   $84,198      $65,339      $148,400      $112,479      $84,258      $83,734      $104,845
Costs of products sold......    58,556       45,538       103,398        81,704       68,450       65,955        78,175
  Gross profit..............    25,642       19,801        45,002        30,775       15,808       17,779        26,670
Selling, general and
  administrative expenses...    11,712        9,290        21,745        18,108       15,020       15,865        14,624
Restructuring charge........                                                           2,151(1)
  Operating income (loss)...    13,930       10,511        23,257        12,667       (1,363)       1,914        12,046
Net interest expense........        18          418           623         1,858          996          602         1,451
Income tax expense
  (benefit).................     4,730        3,336         7,605         3,746         (896)         512         3,789
  Net income (loss).........     9,182        6,757        15,029         7,063       (1,463)         800         6,806
Net income (loss) per
  share.....................   $   .62      $   .45      $    .99      $    .47      $  (.10)     $   .05      $    .49
Weighted average shares
  outstanding...............    14,846       15,167        15,186        15,099       15,053       15,326        13,940
OTHER FINANCIAL DATA:
Depreciation and
  amortization..............   $ 1,364      $ 1,422      $  2,708      $  2,742      $ 2,698      $ 2,073      $  1,910
Capital expenditures........     4,239        1,609(2)      4,868(2)      2,111        1,333        1,356         1,751
Dividends per share.........   $   .12      $   .09      $    .20      $    .19      $   .19      $   .19           N/A(3)

                                  AS OF JUNE 30,                               AS OF DECEMBER 31,
                               --------------------      --------------------------------------------------------------
                                1997         1996          1996          1995         1994         1993          1992
                               -------      -------      --------      --------      -------      -------      --------
BALANCE SHEET DATA:
Working capital.............   $12,117      $ 6,847      $ 12,647      $ 17,750      $15,483      $19,847      $ 15,815
Total assets................    75,281       65,956        81,196        66,506       54,881       48,003        48,954
Total debt..................     7,134        2,020         4,830        14,573       18,080       14,810         8,068
Shareholders' equity........    30,476       23,714        28,096        18,433       14,364       18,418        21,747

- ---------------

(1) The restructuring charge was recorded to reflect the costs of restructuring the Company's cryogenic tank operations.

(2) Capital expenditures in these periods do not include $3.6 million for the acquisition of the land and building at the Company's Westborough, Massachusetts facility.

(3) The Company did not pay any dividends during 1992 subsequent to the Company's initial public offering in December of that year.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  Overview

     The Company recorded its second consecutive year of record sales, earnings and order backlog in 1996, driven by continued strong demand for its products in both the industrial gas and hydrocarbon processing markets, together with the benefits of the Laser Interferometer Gravitational-Wave Observatory ("LIGO") contract reported within its special products business. These record levels of operating results have continued in the first half of 1997.

     The Company normally recognizes revenues from sales of its products at completion, which is generally at the time of shipment. As revenues generated from a small number of products can constitute a significant portion of the Company's overall revenues, the timing of completion of such products and the resulting recognition of revenue therefrom could cause the Company's results of operations to vary from quarter to quarter.

     For multi-year contracts, the Company recognizes revenue under the percentage of completion method of accounting, whereby revenue and profit are recognized throughout the performance period of the contract. As a result, the Company must estimate the revenues to be generated from such contracts and the cost associated with completing those contracts, and apply such estimates throughout the length of the contracts. The Company evaluates the progress of all such contracts each month. Consequently, the Company's estimates may require adjustment from time to time. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Those adjustments may cause the Company's results of operations to fluctuate from quarter to quarter.

     Historically, the Company has attempted to respond to changing market conditions by using performance-related compensation and by adjusting fixed costs and capital expenditures. Due to a significant reduction in new equipment purchases in both the industrial gas and hydrocarbon processing markets during 1992 and early 1993, the Company experienced a reduced level of sales in 1993 and 1994. Actions taken by the Company to reduce its fixed costs during this period were generally slower to take effect than the reduction in sales, causing a decline in operating margin. In addition, during this period the Company restructured its cryogenic tank manufacturing business to reduce its cost structure, resulting in a restructuring charge being recorded in 1994. The Company also shifted its emphasis to higher margin products and changed its compensation program in order to improve the profitability of its other businesses.

     The following table sets forth, for the periods indicated, the percentage relationship to sales of the Company each line item represents.

                                                    SIX MONTHS
                                                  ENDED JUNE 30,        YEARS ENDED DECEMBER 31,
                                                 ----------------      ---------------------------
                                                 1997       1996       1996       1995       1994
                                                 -----      -----      -----      -----      -----
Sales.........................................   100.0%     100.0%     100.0%     100.0%     100.0%
Cost of products sold.........................    69.5       69.7       69.7       72.6       81.2
Gross profit..................................    30.5       30.3       30.3       27.4       18.8
Selling, general and administrative expense...    14.0       14.2       14.7       16.1       17.8
Restructuring charge..........................                                                 2.6
Operating income (loss).......................    16.5       16.1       15.6       11.3       (1.6)
Interest expense, net.........................                 .7         .4        1.7        1.2
Income taxes (benefit)........................     5.6        5.1        5.1        3.3       (1.1)
Net income (loss).............................    10.9       10.3       10.1        6.3       (1.7)

     The following table sets forth, for the periods indicated, the Company's sales, gross profit and gross profit margin categorized by the three principal markets for its products.

                             MARKET SECTOR ANALYSIS

                                         SIX MONTHS
                                       ENDED JUNE 30,              YEARS ENDED DECEMBER 31,
                                    --------------------      -----------------------------------
                                     1997         1996          1996          1995         1994
                                    -------      -------      --------      --------      -------
                                                 (IN THOUSANDS, EXCEPT PERCENTAGES)
SALES
Industrial Gas Equipment.........   $38,132      $29,924      $ 73,945      $ 50,061      $34,765
Hydrocarbon Processing
  Equipment......................    18,343       15,962        30,397        23,914       19,851
Special Products.................    27,723       19,453        44,058        38,504       29,642
                                    -------      -------      --------      --------      -------
          Total..................   $84,198      $65,339      $148,400      $112,479      $84,258
                                    =======      =======      ========      ========      =======
GROSS PROFIT
Industrial Gas Equipment.........   $11,038      $ 9,074      $ 22,531      $ 12,301      $ 5,259
Hydrocarbon Processing
  Equipment......................     6,886        4,700         9,976         7,882        4,524
Special Products.................     7,718        6,027        12,495        10,592        6,976
                                    -------      -------      --------      --------      -------
          Total..................   $25,642      $19,801      $ 45,002      $ 30,775      $16,759(1)
                                    =======      =======      ========      ========      =======
GROSS PROFIT MARGIN
Industrial Gas Equipment.........     28.9%        30.3%         30.5%         24.6%        15.1%
Hydrocarbon Processing
  Equipment......................     37.5%        29.4%         32.8%         33.0%        22.8%
Special Products.................     27.8%        31.0%         28.4%         27.5%        23.5%

- ---------------

(1) Gross profit by market does not reflect $950,000 of reserves recorded in the third quarter of 1994 related to various product warranty claims and estimated contract losses.

  Six Months Ended June 30, 1997 and June 30, 1996

     Sales for the six months ended June 30, 1997 were $84.2 million versus $65.3 million for the comparable 1996 period, an increase of $18.9 million or 28.9%. The growth in sales was primarily the result of the continued strength in heat exchanger sales for both the industrial gas and hydrocarbon processing equipment markets. Also showing strong sales for the period compared to the same period in the prior year were nitrogen rejection unit cold boxes related to hydrocarbon processing and high-vacuum equipment related to the LIGO project. The LIGO project is a three-year, $39 million project which commenced in 1995 and which is accounted for under the percentage of completion method of accounting.

     Gross profit for the six months ended June 30, 1997 was $25.6 million versus $19.8 million for the comparable 1996 period, an increase of $5.8 million or 29.5%. Strong market conditions, particularly in the industrial gas equipment market and increasingly in the hydrocarbon processing equipment market, continued to support favorable pricing and higher throughput. Gross profit margin for the six-month period that ended June 30, 1997 was 30.5% and is consistent with the 30.3% performance for the first six months of 1996. Products supporting this gross margin performance included heat exchangers, cold box design and fabrication, and certain high vacuum products including LIGO vessels and cryopumps.

     Selling, general and administrative ("SG&A") expense for the six-month period ended June 30, 1997 was $11.7 million, approximately $2.4 million higher than for the same period in 1996. The increase in SG&A expense in 1997 was largely driven by the variable expenses of profit sharing, management incentive compensation and selling commissions, all of which are closely tied to increasing profitability and sales levels. SG&A expense for 1997 includes the costs for outside consultants that are working with the Company to increase throughput in various facilities. Higher SG&A expense was also due in part to certain non-recurring charges occurring during the six-month period ended June 30, 1997.

     Net interest expense for the six-month period ended June 30, 1997 was $18,000 versus $418,000 for the same period in 1996. The Company significantly reduced its average level of borrowing in the first half of 1997 compared to 1996.

     Cryenco Acquisition. Including six months of Cryenco operating results on a pro forma basis increases sales by $13.9 million for the six-month period ending June 30, 1997, consisting mainly of industrial gas equipment such as industrial gas trailers, TVAC(TM) intermodal containers and MRI cryostats and components not previously supplied by the Company.

     The pro forma gross profit margin is 28.6%, which is nearly 2% below the actual figure reported by the Company. Although the Company believes that Cryenco products have had a lower composite gross profit margin than the Company's products, Cryenco's gross profit margin during the last six months had been additionally affected by the revisions related to Cryenco's application of percentage of completion accounting.

     Pro forma SG&A expense includes the anticipated effect of amortization of the goodwill from the transaction, which will be approximately $222,000 per year. Also included in the six-month results are costs related to several product development projects that will be combined with other current Company projects, such as LNG dispensing, and several research and development projects for which the Company will pursue funding from outside sources.

     Interest expense on a pro forma basis increases substantially for the acquisition of Cryenco. Based on the debt resulting from the payment of the purchase price and the debt assumed in the transaction, the Company would have had $1.3 million of interest expense in the first six months of 1997. The Company anticipates the elimination of most of this additional interest expense through the application of net proceeds from the Offering.

     The Company will experience a slightly higher effective tax rate with the acquisition of Cryenco as the goodwill created in the transaction is not tax deductible.

  Years Ended December 31, 1996 and 1995

     Sales for 1996 were $148.4 million, an increase of $35.9 million or 31.9% over 1995. The largest increase in sales over 1995 came in industrial gas equipment totaling $23.9 million, consisting of increases of $10.1 million in cryogenic tanks, $8.5 million in heat exchangers, $2.9 million in cold boxes and $2.4 million in assorted cryogenic components during 1996. Sales in the hydrocarbon processing equipment area increased $6.5 million, a majority of which was in heat exchangers, which were for the most part supplying an increase in the demand for ethylene-related equipment. Sales to the specialty products market also increased in 1996. Much of the sales improvement in this market was the result of vacuum equipment being supplied to the LIGO project, which totaled approximately $13.0 million during 1996.

     Gross profit for 1996 increased $14.2 million or 46.2% from 1995 levels. The gross profit margin increased from 27.4% in 1995 to 30.3% in 1996. As in sales, a large portion of the improvement in both gross profit and in gross profit margin came from the industrial gas sector. The most significant improvement was in the cryogenic tank business, which was restructured in 1994. This business moved from a negative gross profit margin to a gross profit margin level consistent with the Company's other industrial gas products. The heat exchanger market also saw large volume and price improvement in 1996.

     As the LIGO project progresses toward completion, it is having a positive effect in the specialty products area, where the gross profit margin has grown to 28.4% in 1996 from 27.5% for 1995.

     SG&A expense totaled $21.7 million for 1996, an increase of $3.6 million from 1995. As a percentage of sales, SG&A expense decreased from 16.1% in 1995 to 14.7% in 1996. This improvement is the result of increasing volume relative to the fixed overhead costs. The $3.6 million increase in expense was in support of increased sales.

     Net interest expense declined during 1996 with borrowings declining from $14.6 million to a net positive cash position. This was also the last year of amortization for the loan origination costs related to a $25 million credit agreement.

     The 1996 tax expense includes the positive effect of eliminating the deferred tax valuation allowance that related to certain tax loss carry forwards as well as the ongoing benefits of several different tax credits.

  Years Ended December 31, 1995 and 1994

     Sales for 1995 were $112.5 million versus $84.3 million for 1994, an increase of $28.2 million, or 33.5%. Sales grew across all markets and received an additional boost from the acquisition of CVI, now a subsidiary of the Company, in the fourth quarter of 1994. The continued strong demand for heat exchangers, cryogenic storage tanks and stainless steel tubing was partially offset by a weak market and higher than estimated expenses for certain contracts in the high vacuum area.

     Strong industrial gas market conditions, extensive productivity improvements in the cryogenic tank business, demand for redraw stainless steel tubing, and strong throughput at each of the Company's plants resulted in gross profit for 1995 of $30.8 million versus $15.8 million for 1994, an improvement of $15.0 million, or 94.7%. This result reflects an improved gross profit margin to 27.4% from 18.8% in 1994. The products supporting this improved gross profit margin performance were stainless steel tubing, heat exchangers and cryogenic storage tanks. This improved performance more than compensated for the anticipated low-margin sales in several long-term high vacuum projects and the start-up costs of the Company's cold box fabrication facility in New Iberia, Louisiana.

     SG&A expense for 1995 was $18.1 million, approximately $3.1 million higher than for 1994. As a percentage of sales, SG&A expense was 16.1% in 1995 versus 17.8% in 1994. The addition of CVI increased SG&A expense by $2.3 million over the prior year. The remaining increases were driven by higher commissions and employee profit sharing.

     Net interest expense for 1995 was $1.9 million versus $1.0 million in 1994. Increased interest charges in 1995 reflect higher borrowing levels to meet increased working capital requirements of the Company's operating units and the acquisition indebtedness related to CVI. As of October 1, 1995, the interest rate spread on the Company's borrowings was reduced by 25 basis points to LIBOR plus 200 basis points.

     The 1995 effective tax rate of 34.7% reflects the positive effect of certain tax credits taken in the most recently filed income tax returns and the anticipated effect of such credits on the Company's 1995 tax returns.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operations in the first six months of 1997 was $4.1 million compared to $19.8 million in the first six months of 1996. Cash provided by operations in 1996 was $32.9 million compared to $8.8 million in 1995 and $6.8 million in 1994. The Company's 1996 cash flow represented earnings and significant cash flow from customer advances and milestone billings on many jobs in backlog, especially the LIGO project. During the first six months of 1997, much of the work progressed against the aforementioned milestone billings, thus incurring costs without new inflows of cash. This trend is expected to continue into the third quarter of 1997, when the Company will reach several major milestones on the LIGO project. As the Company takes on large orders and progresses through completion, there are normally wide swings in working capital requirements depending on negotiated terms. Due to strong progress billings to the Company's customers and strong operating cash flow, the Company is currently well positioned in regard to working capital despite the large backlog and related inventory needs.

     Capital expenditures for the first six months of 1997 were $4.2 million compared with $1.6 million for the same period in 1996. The level of capital expenditures in 1997 is related to the expansion of capacity at the ALTEC facility. These expenditures have been and will continue to be financed, for the most part, by an industrial revenue bond. Capital expenditures in 1996, 1995, and 1994 were $4.9 million (excluding $3.6 million for the acquisition of land and building at the Company's Westborough, Massachusetts facility), $2.1 million and $1.3 million, respectively. The 1996 capital expenditures relate to the expansion of capacity at its heat exchanger and cold box manufacturing facilities, as well as general throughput improvements at the other locations. The 1995 expenditures included the leasehold improvements and various machinery and equipment purchases for the Company's initial operation at the Company's cold box fabrication facility in New Iberia, Louisiana, along with various productivity-enhancing machinery and equipment throughout all of the Company's facilities.

     During the first half of 1997, the Company acquired 371,550 shares (adjusted for the Stock Split) under its share repurchase program at a total cost of approximately $5.5 million.

     The Company anticipates sufficient cash flow from operations and available borrowings to fund interest payments, dividends, planned capital expenditures and future acquisitions. As of June 30, 1997, the Company's borrowings on its $25 million credit facility totaled $2.5 million. In July 1997, the Company entered into the $45 million New Credit Facility to enable it to complete the acquisition of Cryenco. At August 31, 1997, the Company had an aggregate of $24.0 million outstanding under the New Credit Facility. The Company intends to apply net proceeds from the Offering to repay its borrowings under the New Credit Facility.

                                    BUSINESS
GENERAL

     The Company is a leading supplier of standard and custom-built industrial process equipment, primarily for cryogenic (low-temperature) applications. The Company has developed a particular expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero (0 degrees Kelvin/-273 degrees Centigrade/-459 degrees Fahrenheit). The majority of the Company's products, including heat exchangers, cold boxes, cryogenic tanks and other cryogenic components, are used in the processing, liquefaction, storage and transportation of gases and hydrocarbons. The Company also supplies products for special applications, including high vacuum systems and specialty stainless steel tubing.

MARKET OVERVIEW

     The markets served by the Company's principal products are the industrial gas market and hydrocarbon processing market. All categories of the Company's cryogenic products, including heat exchangers, cold boxes, cryogenic tanks and cryogenic components, serve both of these markets. In 1996, the industrial gas and hydrocarbon processing markets together accounted for approximately 70% of the Company's sales. By 1998, sales to these markets are expected to constitute as much as 85% of the Company's sales.

     Management believes that the global expansion of the industrial gas and hydrocarbon processing markets presents attractive opportunities for growth. To date, the sources of the Company's international business principally have been its large domestic-based customers who are aggressively expanding into international markets, and large foreign-based companies with significant U.S. operations. In 1996, approximately 25% of the Company's sales were for job sites outside the United States. To position the Company to take advantage of anticipated growth opportunities in the industrial gas and hydrocarbon processing markets abroad, management recently has concentrated its efforts on enhancing the Company's international presence. Management intends to increase the amount of the Company's existing sales to large multinational gas producers and to strengthen international direct sales by bolstering its network of independent sales representatives in foreign markets.

     The industrial gas market is the largest market served by the Company, representing approximately 50% of its sales in 1996. The top world producers of industrial gases have been among the Company's largest customers for each of the last three years. Producers of industrial gases separate atmospheric air into its component gases using cryogenic processes. The resultant liquid gases are then stored and transported for ultimate use by a wide variety of customers in the petrochemical, electronics, glass, paper, metals, food, fertilizer, welding, enhanced oil recovery and medical industries. Industrial gas producers use heat exchangers and cold boxes to produce liquid gases, and cryogenic tanks and cryogenic components, including pumps, valves and piping, to store, transport and distribute liquid gases to end users. Management anticipates demand for the Company's products in the industrial gas markets will increase over the next several years, driven principally by global industrialization, heightened environmental standards and demands for increased purity of gas products and increased efficiency in gas production. A recent industrial gas industry report projects a 6% annual growth rate in worldwide demand for industrial gases through the year 2000. Management believes that demand for cryogenic equipment will grow as global demand for industrial gases increases.

     Representing approximately 20% of the Company's sales in 1996, the hydrocarbon processing market consists of petrochemical and natural gas processors. Natural gas processing involves the separation and purification of natural gas for the production of liquid gas end products such as methane (when liquefied, LNG), ethane, propane and butane, and by-products such as helium, which have numerous commercial and industrial applications. In the petrochemical industry, cryogenic separation and purification processes are required to produce ethylene (the basic building block of plastics), propylene and numerous other primary hydrocarbons having industrial uses. Like the industrial gas market, the hydrocarbon processing market uses all of the categories of the Company's cryogenic products in the gas separation and purification processes and the subsequent storage and distribution of liquid gases. Major customers for the Company's products in the hydrocarbon processing markets are large multinational firms in the oil and gas industry, and large engineering and construction concerns. Management anticipates continued strong domestic and international growth in the hydrocarbon processing market. This market growth is expected to stem in part from increased global demand for LNG, which, according to one industry report, is the fastest growing segment of the world energy market with a projected 7% annual growth rate over the next several years. Demand for ethylene is forecasted by an industry journal to grow at an annual rate of 5% for the rest of the decade.

     In addition to the industrial gas and hydrocarbon processing markets, the Company also serves certain special market niches, the two largest of which are vacuum systems and specialty stainless steel tubing. Vacuum equipment is supplied principally to the satellite testing market, which has become increasingly active as a number of new satellite communications systems are developed worldwide. Vacuum equipment also is supplied to observatories for telescope mirror coating. Under the Company's largest single contract to date, the Company supplies sophisticated vacuum equipment to the LIGO project, a government funded gravitational observatory research project. The Company anticipates continued growth in its share of the market for large sophisticated vacuum systems. The Company's specialty stainless steel tubing is supplied principally to distributors who in turn sell to customers having immediate or short lead time needs. As the Company's stainless steel tubing is intended to meet short delivery schedules, it commands high margins in this spot-market business.

PRODUCTS

     The Company's principal products include the following:

     Heat Exchangers. The Company is the leading designer and manufacturer of cryogenic heat exchangers. Using technology pioneered by the Company, heat exchangers are incorporated into systems such as cold boxes to facilitate the progressive cooling and liquefaction of air or hydrocarbon mixtures for the subsequent recovery or purification of component gases. In the industrial gas market, heat exchangers are used to obtain high purity atmospheric gases, such as oxygen, nitrogen, and argon, which have numerous diverse industrial applications. In hydrocarbon processing industries, heat exchangers allow producers to obtain both purified forms of hydrocarbons and a variety of gas by-products, such as methane, ethane, propane and ethylene, which are commercially marketable for various industrial or residential uses. Heat exchangers are customized to the customer's order and range in price from $30,000 for a relatively simple unit to as high as $10 million for a major project.

     Management anticipates continued strong demand for its heat exchangers, resulting substantially from increased activity in the petrochemical and liquid natural gas segments of the hydrocarbon processing market. In particular, management believes that continuing efforts by less developed countries to broaden their industrial base present a promising source of demand for the Company's heat exchangers. Demand for heat exchangers in developed countries is expected to continue as firms upgrade their facilities for greater efficiency and regulatory compliance. To ensure adequate capacity for anticipated growth in demand in heat exchangers, a major expansion of the Company's facilities was recently completed.

     The Company's principal competitors for heat exchangers are Linde, Sumitomo, IMI, Kobe and Nordon. Management believes that the Company is the only producer of large brazed aluminum heat exchangers in the United States, and has the leading market share in the global market for heat exchangers. Major customers for the Company's heat exchangers in the industrial gas market include Air Liquide, Air Products, BOC, MG Industries and Praxair, and in the hydrocarbon processing market producers including AMOCO, ARCO, EXXON and contractors including ABB Randall, Bechtel, and M.W. Kellogg.

     Cold Boxes. The Company is a leading designer and fabricator of cold boxes. Cold boxes are highly engineered systems used to reduce significantly the temperature of gas mixtures to the point where component gases liquefy and can be separated and purified for further use in multiple industrial, scientific and commercial applications. In the industrial gas market, cold boxes are used to separate air into its major atmospheric components, including nitrogen, oxygen and argon, used in a diverse range of applications such as the quick-freezing of food, wastewater treatment and industrial welding. In the hydrocarbon processing market, the Company's cold box systems are used in natural gas processing and in the petrochemical industry. The construction of a cold box generally consists of one or more heat exchangers and other equipment packaged in a "box" consisting of metal framing and a complex system of piping and valves. Cold boxes, which are designed and fabricated to order, sell in the approximate price range of $500,000 to $10 million, with the majority of cold boxes priced between $1 million and $2 million. In anticipation of growing demand for high purity atmospheric gases and for hydrocarbon applications, the Company increased its cold box manufacturing capacity and improved its shipping ability in 1995 by establishing a fabrication facility in New Iberia, Louisiana.

     The Company has a number of competitors for fabrication of cold boxes, including E.S. Fox, Ivor J. Lee, McShane and NAPTech. In addition, the Company's customers may decide to fabricate cold boxes themselves, purchasing the majority of the components from third parties including the Company. Principal customers for the Company's cold boxes include Air Liquide, ABB Randall, AMOCO, Bechtel, BOC, MG Industries, M.W. Kellogg, Mesa Petroleum and Praxair.

     Cryogenic Storage Tanks. The Company is a leading supplier of cryogenic tanks, trailers, intermodal containers and railcars. Using sophisticated vacuum insulation systems placed between inner and outer tanks, these tanks are able to store and transport liquefied industrial gases and hydrocarbon gases at temperatures nearing absolute zero. The Company has experienced substantial growth in its storage tank sales as the demand for liquefied industrial gases and liquefied hydrocarbon gases has increased, particularly within the semiconductor industry for use in the microchip manufacturing process. Customers for the Company's cryogenic storage tanks include industrial gas producers, chemical producers, manufacturers of electrical components and businesses in the oil and natural gas industry. Prices for the Company's cryogenic storage tanks range from $25,000 to $500,000. Principal customers for the Company's cryogenic storage tanks are AGA, Air Liquide, Air Products, BOC, Jack B. Kelly and Praxair. The Company competes chiefly with MVE and Harsco for cryogenic storage tank customers.

     Cryogenic Components. The Company's line of cryogenic components, including high pressure cryogenic pumps, valves, vacuum jacketed piping systems and specialty components, are recognized in the market for their reliability, quality and performance. These products are sold to the Company's heat exchanger and cold box customers in the industrial gas and hydrocarbon processing industries, as well as to a diverse group of customers in those and other industries. The Company competes with a number of other suppliers of cryogenic components, including MVE, Cryogenic Industries, CCI and Acme Cryogenics.

     Special Products. The Company designs and manufactures thermal vacuum systems marketed to a customer base that includes the aerospace industry, government agencies, universities and national research facilities. The Company is a leading domestic supplier of space simulation systems used to test satellites and related components. The Company also manufactures large vacuum chambers for telescope mirror aluminizing, a process in which aluminum is vaporized to coat the surface of a large telescope mirror to restore its reflectivity. Management believes that the Company, as a pioneer in the development of this technology, has supplied the majority of these systems worldwide. The Company's major competitors in the market for thermal vacuum products and systems for aerospace and research applications include Tenney Vacuum and Bemco.

     The Company's experience and technological advancements in the high-vacuum area have resulted in its involvement, commencing in 1995, in equipping the LIGO project, a scientific research project sponsored by the National Science Foundation and jointly managed by the Massachusetts Institute of Technology and the California Institute of Technology. The observatories will be dedicated to the detection and measurement of cosmic gravitational waves and the harnessing of these waves for scientific research. The Company has a three-year contract under which it supplies all of the required LIGO vacuum equipment, including vacuum chambers, large pipe spools, valves, vacuum pumps, controllers and modular clean rooms. Management believes that expertise in the field of high vacuum technology developed by the Company through its involvement in the LIGO project may have a number of new commercial applications.

     The Company produces small diameter stainless steel tubing for sale to distributors to satisfy their customers' requirements for quick delivery. The Company's manufacturing strategy is to focus on custom sizes and smaller production runs, which management believes gives the Company a competitive advantage in providing a superior quality product while meeting customer demands for dependable, fast delivery. With its production and marketing efforts directed principally to customers relying on prompt delivery, the Company is able to compete primarily on the basis of service rather than price. Numerous manufacturers of stainless steel tubing are able to compete with the Company in this market.

BUSINESS STRATEGY

     Recognized as a leader in the design, engineering and fabrication of cryogenic systems and equipment, the Company currently faces the challenge of enhancing its leadership position in markets that are global and growing. Management expects continued strong demand for cryogenic products by the industrial gas and hydrocarbon processing markets in North America and in developed countries overseas. In addition, the accelerated pace of industrializing efforts by emerging economies holds new and promising growth opportunities for the Company to penetrate markets where its products currently have little or no presence. To position the Company for continued growth in an expanding international marketplace, management has developed the following five key strategies:

     Focus on High-Margin, Niche Products. The Company has developed a particular expertise in the design, engineering and manufacture of cryogenic systems and equipment. The Company will continue to focus on markets requiring such specialized engineering and technical capability, rather than on broader-based markets in which competition is largely based on price. The Company believes that, by focusing on the market niche for cryogenic applications, it has fewer competitors and higher margins for its products than producers in markets that use standardized or high-volume products. The Company's gross margin in the first six months of 1997 was 30.5%.

     Leveraging Customer Relationships. The Company's engineers and sales personnel work closely with its customers to customize and improve the performance of its products and to develop and design new products. Through this continued interaction the Company has built and sustained long-term relationships with many of its major customers. Most of the Company's largest customers have been customers of the Company for the last 10 years or more, and a substantial quantity of the Company's annual sales are made to the same major customers. As the Company's customers grow domestically and internationally, they take the Company's products into new growth markets. Virtually all of the Company's 1996 international sales were made to its long-term customers and their international affiliates.

     Expanding International Direct Sales. Although the Company is a leading producer of cryogenic products and systems in North America, its direct sales of such products outside North America are relatively modest. In 1996, the Company's international sales constituted approximately 25% of the Company's total sales. Most of its international sales in 1996 were to North American customers which incorporated the Company's products into their own exported products. The Company believes that demand for the Company's products both in developed countries and emerging economies is accelerating. The Company is in the process of "globalizing" its marketing to increase its sales to customers in international markets. The Company intends to expand its independent sales representative network outside North America in order to strengthen its market share in selected markets in South America, the Pacific Rim and the Middle East.

     Continued Emphasis on Operating Efficiencies. The Company has devoted considerable efforts to maximizing its production efficiency. Management believes that such efforts have resulted in substantial improvements in throughput, utilization of existing capacity and organizational efficiency, which in turn have contributed to higher marginal returns. The Company intends to continue to seek ways to improve its operating performance.

     Pursuing Strategic Acquisitions. A key component of the Company's growth strategy is the acquisition of complementary businesses that can effectively increase the Company's market share and operating efficiencies, while simultaneously expanding the Company's customer base and presence in geographic regions which it does not currently serve. As it proceeds with efforts to penetrate international markets, the Company anticipates extending its operations overseas through one or more acquisitions abroad. The Company continually reviews acquisition opportunities, and management believes that a number of complementary acquisition opportunities exist. Management believes that the combination of the high level of ability and experience of its senior managers in evaluating and consummating acquisition opportunities, along with the Company's low debt levels following the Offering and working capital requirements, position the Company favorably to complete strategic acquisitions.

     Management anticipates that its experience in managing acquired businesses will facilitate the execution of its acquisition strategy. The Company is a successor to a group of complementary businesses acquired commencing in 1986 with the purchase of ALTEC, which had net sales of $13.3 million in that year. Since the acquisition of ALTEC, the Company has grown to $148.4 million in net sales in 1996 primarily through complementary acquisitions which subsequently were integrated successfully into the Company's operations. The addition of Cryenco's business to the Company's operations in July 1997 represents the most recent effort by the Company to expand by acquiring complementary businesses. The following businesses have been acquired and consolidated into the Company.

  YEAR OF
ACQUISITION             ACQUISITION                    PRINCIPAL PRODUCTS           TOTAL REVENUES(1)
- ------------    ----------------------------    --------------------------------    -----------------
                                                                                      (IN MILLIONS)
    1986        ALTEC International             Heat exchangers                           $13.3
    1987        Greenville Tube Corporation     Specialty stainless steel tubing           24.8
    1990        Process Engineering Inc.        Cryogenic tanks                            26.6
    1991        Process Systems
                International, Inc.             Cold boxes and vacuum equipment            35.8
    1991        NPS Products, Inc.              Nuclear pipe hangers                        8.2
    1994        CVI                             Cryogenic components                       11.1
    1997        Cryenco Sciences, Inc.          Cryogenic tanks                            30.6

- ---------------

(1) Total revenues shown are for the first full calendar year following the date of acquisition included in the Company's results of operations, except with respect to ALTEC, for which revenues for the 12 months ended December 31, 1986 are shown, and with respect to Cryenco, for which revenues for the 12 months ended November 30, 1996 are shown.

ENGINEERING AND PRODUCT DEVELOPMENT

     The Company's engineering and product development activities are primarily associated with assisting in the design of products or modifications to execute specific customer orders. The Company's engineering, technical and marketing employees actively assist customers in specifying their needs and in determining appropriate products to meet those needs. For example, the Company's product development activities led to the introduction of the Core-in-Kettle(R) heat exchanger in 1990, which has met with widespread customer acceptance by the hydrocarbon processing market. The Company also has invested in the development of new heat exchanger fins to enhance the performance of its products. A portion of the Company's engineering expenditures typically are charged to customers either as a separate item or as a part of product cost. The Company does not devote a material amount of resources to unfunded research and development activities.

COMPETITION

     Management believes the Company can compete effectively for new projects around the world and that it is a leading competitor in its markets. Competition is based primarily on performance and the ability to provide the design, engineering, fabrication and manufacturing capabilities required to complete projects in a timely and cost-efficient manner. Contracts are usually awarded on a competitive bid basis. Quality, technical expertise and timeliness of completion are the principal competitive factors within the industry. Price and terms of sale are also important competitive factors but only after technical expertise and ability to perform have been established. Because reliable market share data are not available, it is difficult to estimate the Company's exact position in its markets, although the Company believes it ranks among the leaders in its markets.

MARKETING

     The Company's principal operating units currently market products and services in North America primarily through 37 direct sales personnel, and supplement these direct sales through 45 independent sales representatives and distributors. The technical and custom design nature of the Company's products requires a professional, highly trained sales force. Each salesperson is expected to develop a highly specialized knowledge of one product or group of products and to sell that product or group of products in all markets in which the product is used, rather than to sell many products to a single market. Substantially all of the Company's sales personnel have engineering or technical experience.

     The Company uses independent sales representatives nearly exclusively to conduct its sales in the foreign countries which the Company serves. These independent sales representatives supplement the Company's direct sales force in dealing with language and cultural matters. The Company's domestic and foreign independent sales representatives earn commissions on sales which vary by product type.

ORDERS AND BACKLOG

     The Company considers orders to be those for which the Company has received a signed purchase order or other written contract from the customer. Such orders are included in backlog until recognized as revenue or cancelled. The table below sets forth orders and backlog for the periods presented.

                                           JUNE 30,                       DECEMBER 31,
                                     ---------------------     ----------------------------------
                                       1997         1996         1996         1995         1994
                                     --------     --------     --------     --------     --------
                                                            (IN THOUSANDS)
ORDERS
Industrial Gas Equipment...........  $ 38,290     $ 32,425     $ 77,623     $ 72,483     $ 38,688
Hydrocarbon Processing Equipment...    26,354       28,352       54,173       30,212       22,150
Special Products...................    17,920       17,996       33,895       66,948       32,127
                                     --------     --------     --------     --------     --------
     Total.........................  $ 82,564     $ 78,773     $165,691     $169,643     $ 92,965
                                     ========     ========     ========     ========     ========
BACKLOG
Industrial Gas Equipment...........  $ 48,292     $ 46,957     $ 48,134     $ 44,456     $ 22,034
Hydrocarbon Processing Equipment...    53,211       33,814       45,200       21,424       15,126
Special Products...................    25,141       43,650       34,944       45,107       16,663
                                     --------     --------     --------     --------     --------
     Total.........................  $126,644     $124,421     $128,278     $110,987     $ 53,823
                                     ========     ========     ========     ========     ========

     The Company has experienced growth in orders and backlog since 1994 in the industrial gas market. The acquisition of Cryenco should further increase orders, particularly for this market. Hydrocarbon processing market orders have been steady for the last 18 months at approximately a $50 million annualized rate, resulting in increased backlog because of the long lead time for the typical hydrocarbon project. Special products orders in 1995 include the $39.1 million LIGO project which is a three-year project running through 1998. The reduction in backlog in special products is primarily the result of progress in completing this order.

     Approximately half of the June 30, 1997 backlog is scheduled to be recognized as sales during 1997, and the remainder is scheduled to be recognized as sales in 1998. The Company's backlog fluctuates from time to time and the amounts set forth above are not necessarily indicative of future backlog levels or the rate at which they will be recognized as sales.

CUSTOMERS

     Ten customers accounted for 53% of consolidated sales in 1996. The Company's sales to particular customers fluctuate from period to period. Management believes the Company's relationships with its customers are good.

PATENTS AND TRADEMARKS

     Although the Company has a number of patents, trademarks and licenses related to its businesses, no one of them or related group of them is considered by the Company to be of such importance that its expiration or termination would have a material adverse effect on the Company's businesses. In general, the Company depends upon technological capabilities, manufacturing quality control and application of know-how, rather than patents or other proprietary rights in the conduct of its business.

     The Company holds a group of patents for its Ryan/Holmes technology, which is used primarily in treating associated gases produced from tertiary oil recovery projects. In addition to fabricating recovery plants on a turnkey basis for customers, the Company also grants licenses under this technology to customers for use in their own construction and operation of such facilities. The revenues received by the Company attributable to this technology are not material.

     The Company has a licensing agreement with Praxair under which the Company licenses technology related to the design of nitrogen rejection units, a type of cold box used in the natural gas processing industry to purify methane by the removal of nitrogen. The agreement provides for the joint marketing by the Company and Praxair of products using the licensed technology, prohibits the sale of such products to certain competitors of Praxair and may be terminated by either party upon not less than six months' notice to the other party.

RAW MATERIALS AND SUPPLIERS

     The Company manufactures most of the products it sells. The raw materials used in manufacturing include aluminum fin stock, brazing sheets, bars, plate and piping, stainless steel hollows, strip, heads, plate and piping, carbon steel heads and plate, and 9% nickel steel heads and plate. Most raw materials are available from multiple sources of supply.

     Commodity metals used by the Company have experienced fluctuations in price. The Company has generally been able to recover the costs of such price increases through its contracts with customers. The Company foresees no acute shortages of any raw materials which would have a material adverse effect on its operations.

EMPLOYEES

     As of August 1, 1997, the Company had approximately 1,250 employees, including approximately 340 salaried, 360 union hourly and 550 non-union hourly employees. The salaried employees included approximately 120 engineers and draft-persons and 220 other professional, technical and clerical personnel.

     The Company is a party to two collective bargaining agreements. ALTEC's agreement with the International Association of Machinists and Aerospace Workers covering 267 employees expires February 7, 1998. PEI's agreement with the International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers covering 93 employees expires August 27, 1999. Since the acquisition of each of its operating units, the Company has not had any work stoppages or strikes. The Company believes its employee relations are good. See "Risk Factors -- Collective Bargaining Agreements."

FACILITIES

     The Company has nine principal manufacturing locations. The Company occupies a total of approximately 900,000 square feet, with the majority, approximately 800,000 square feet, devoted to manufacturing, assembly and storage. Of the approximately 900,000 square feet occupied, approximately 500,000 square feet are owned and 400,000 square feet are occupied under operating leases. The Company considers its manufacturing facilities sufficient to meet its current and planned operational needs. The Company leases approximately 1,500 square feet of space for its executive offices in Eastlake, Ohio.

GOVERNMENT CONTRACTS

     In 1996, approximately 11% of the Company's revenues were derived from contracts or subcontracts with, or funded by, the United States government, mostly related to LIGO. These contracts and subcontracts contain standard provisions permitting the government to terminate them at its option, without cause. In the event of such termination, the Company is entitled to receive reimbursement on the basis of work completed (costs incurred plus a reasonable profit). In addition, these contracts and subcontracts are subject to renegotiation of profits. The Company has no knowledge of any pending or threatened renegotiation or termination of any material government contract or subcontract.

ENVIRONMENTAL MATTERS

     The Company's operations involve and have involved the handling and use of substances, such as various cleaning fluids used to remove grease from metal, that are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the soil, air and water, and establish standards for their storage and disposal. The Company monitors and reviews its procedures and policies for compliance with environmental laws. Company management is familiar with these regulations, and supports an ongoing capital investment program to maintain the Company's adherence to required standards.

     As part of its ongoing environmental compliance and monitoring programs, the Company is voluntarily developing work plans for remediation of environmental conditions involving certain of its operating facilities. Based upon the Company's study of the known conditions and its prior experience in investigating and correcting environmental conditions, the Company estimates that the potential costs of these site remediation efforts will not have a material adverse effect on the Company's financial position or liquidity. Approximately $1.9 million is recorded at June 30, 1997 as reserves for known environmental matters. These expenditures are expected to be made mostly in the next 18 to 24 months, if the necessary regulatory agency approvals of the Company's work plans are obtained. Although the Company believes it has adequately provided for the cost of all known environmental conditions, the applicable regulatory agencies could insist upon different and more costly remediative measures than those the Company believes are adequate or required by existing law. Except for its continuing remediative efforts described above, the Company believes that it is currently in substantial compliance with all known material and applicable environmental regulations.

                                   MANAGEMENT

     The following table sets forth certain information as of August 31, 1997, regarding each of the Company's directors and executive officers:

         NAME             AGE                         POSITION
- ----------------------    ---     -------------------------------------------------
Arthur S. Holmes          56      Chairman, Chief Executive Officer and a Director
James R. Sadowski         56      President and Chief Operating Officer
Don A. Baines             54      Chief Financial Officer, Treasurer and a Director
Richard J. Campbell       67      Director
Lazzaro G. Modigliani     64      Director
Robert G. Turner, Jr.     50      Director

     Arthur S. Holmes has been Chairman and Chief Executive Officer of the Company since its formation in June 1992, and was President until December 1993. He also has been President and the principal owner of Holmes Investment Services, Inc. ("HIS"), a management consulting firm, since 1989. Mr. Holmes is currently the Chairman and Chief Executive Officer of ALTEC, and served as President of ALTEC from 1985 through 1989. From 1978 through 1985, he served in a variety of management capacities for Koch Process Systems, Inc., the predecessor of the Company's Process Systems International, Inc. subsidiary, most recently as Vice President-Manager of the Gas Processing Division. Mr. Holmes is the co-inventor of the Company's patented Ryan/Holmes technology. See "Business -- Patents and Trademarks." Mr. Holmes holds a B.S. and M.S. in Chemical Engineering from The Pennsylvania State University and an M.B.A. from Northeastern University.

     James R. Sadowski has been President and Chief Operating Officer of the Company since December 1993. Prior to joining the Company, Mr. Sadowski served as Group Vice President of Parker Hannifin Corporation's Bertea Aerospace Group ("Bertea") from 1991 to 1993. Prior to his service at Bertea he served in various managerial capacities at Parker Hannifin Corporation and TRW, Inc. Mr. Sadowski holds a B.S. in Engineering from Case Institute of Technology and an M.S. degree from the same institution in Mechanical Engineering.

     Don A. Baines has been Chief Financial Officer of ALTEC since 1986 and has been the Chief Financial Officer and Treasurer of the Company since its formation in June 1992. He also has served as Chief Financial Officer for HIS since 1989. From 1986 through 1989, Mr. Baines served as Vice President, Manager of Finance for ALTEC. From 1976 through 1985, Mr. Baines served in a variety of management capacities, most recently Controller, in the Process/Transport Division of the Trane Company, which included the predecessor of ALTEC. Mr. Baines is a Certified Public Accountant and holds a B.B.A. in Accounting from St. Edward's University in Austin, Texas.

     Richard J. Campbell has served as President of Multistack, Inc., a manufacturer of commercial, industrial and process modular water chillers, since 1995. Mr. Campbell also served as Senior Vice President of American Standard, Inc. ("American Standard") from 1984 until his retirement in 1986 and was in charge of American Standard's Trane Division. Mr. Campbell was President, Chief Operating Officer and a Director of Trane from 1977 until American Standard's acquisition of Trane in 1984. Mr. Campbell has served as a Director of the Company since July 1992.

     Lazzaro G. Modigliani has been a full-time consultant to Raytheon Engineers and Constructors, Inc., an international engineering and construction firm and a wholly owned subsidiary of the Raytheon Company ("Raytheon Engineers"), since June 1994. From March 1993 until June 1994, Mr. Modigliani served as the President and Chief Executive Officer of The Badger Company, Inc. ("Badger"), which now constitutes a part of Raytheon Engineers. He served in a variety of senior management positions with Badger since joining it in 1966. From 1986 until 1988, Mr. Modigliani was Vice President and General Manager of Badger's European operations. From 1988 to 1989 he was Chief Operating Officer of Badger. Mr. Modigliani has served as a Director of the Company since July 1992.

     Robert G. Turner, Jr. is the founder and owner of Turner & Company, Inc., a public accounting firm, where he specializes in business valuation, merger and acquisition, and accounting and tax compliance matters. Prior to forming Turner & Company, Inc. in 1988, Mr. Turner was a national partner in the accounting firm of Pannell Kerr Forster, where his practice focused principally on management, accounting and tax services. Mr. Turner received his B.B.A. in Accounting from Cleveland State University and is a Certified Public Accountant and Certified Valuation Analyst. Mr. Turner was appointed a Director of the Company in August 1997.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of August 31, 1997, unless otherwise noted, including beneficial ownership by each person who is known by the Company to own beneficially more than 5% of the Common Stock, by each of the Company's Directors and executive officers, and by all current Directors and executive officers as a group. Except as otherwise noted, the Company believes that the persons named in the table have sole voting and sole investment power with respect to all shares of Common Stock owned by them.

                                      SHARES BENEFICIALLY
                                        OWNED PRIOR TO                            SHARES BENEFICIALLY
                                           OFFERING             SHARES TO        OWNED AFTER OFFERING
                                     ---------------------       BE SOLD       -------------------------
               NAME                   NUMBER       PERCENT     IN OFFERING       NUMBER       PERCENT(1)
- ----------------------------------   ---------     -------     -----------     ----------     ----------
Arthur S. Holmes(2)                  5,311,238      36.78%          75,000      5,236,238        33.27%
James R. Sadowski(3)                    62,595          *                          62,595            *
Don A. Baines(4)                        48,236          *                          48,236            *
Lazzaro G. Modigliani                   40,500          *                          40,500            *
Richard J. Campbell(5)                  43,789          *                          43,789            *
Robert G. Turner, Jr.(6)                 1,200          *                           1,200            *
Charles S. Holmes(7)                 1,437,707       9.96        1,425,000         12,707            *
Gintel Asset Management, Inc.(8)       975,000       6.75                         975,000         6.19
All Directors and executive
  officers as a group (6 persons)    5,507,558      38.14           75,000      5,432,558        34.51

- ---------------

  * Less than one percent.

(1) Does not give effect to the exercise of the Underwriters' over-allotment option. If the over-allotment option is exercised in full, the Company will issue and sell to the Underwriters an additional 420,000 shares of Common Stock.

(2) Includes 2,691,841 shares held by the Arthur S. Holmes Trust of which Mr. Holmes is trustee; 2,557 shares held for Mr. Holmes's account by the Chart Industries, Inc. 401(k) Investment and Saving Plan; and 2,616,840 shares owned by the Christine H. Holmes Trust of which Christine H. Holmes, Mr. Holmes's wife, is trustee. Arthur S. Holmes is the brother of Charles S. Holmes. Of the 75,000 shares to be sold in the Offering, 37,500 are held by the Arthur S. Holmes Trust and 37,500 shares are held by the Christine H. Holmes Trust. Mr. Holmes is Chairman, Chief Executive Officer and a Director of the Company. See "Management."

(3) Includes 4,095 shares held for Mr. Sadowski's account by the Chart Industries, Inc. 401(k) Investment and Saving Plan; 24,000 shares which Mr. Sadowski has the right to acquire within 60 days upon the exercise of options; and 6,000 shares owned by his wife.

(4) Includes 3,589 shares held for Mr. Baines's account by the Chart Industries, Inc. 401(k) Investment and Saving Plan and 24,000 shares which Mr. Baines has the right to acquire within 60 days upon the exercise of options.

(5) Includes 15,000 shares which Mr. Campbell has the right to acquire within 60 days upon the exercise of options and 1,500 shares owned by his wife.

(6) Includes 450 shares owned by his wife and 750 shares held by the Turner & Company, Inc. Employees Profit-Sharing Plan, of which Mr. Turner is a trustee.

(7) Includes 4,500 shares owned by his daughter. Charles S. Holmes was a Director of the Company from June 1992 until June 1997, and is the brother of Arthur S. Holmes.

(8) Based on information provided to the Company by Gintel Asset Management, Inc.

                                  UNDERWRITING

     Each of the Underwriters named below has severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the aggregate number of shares of Common Stock set forth opposite their respective names.

                                UNDERWRITER                                NUMBER OF SHARES
    --------------------------------------------------------------------   ----------------
    Schroder & Co. Inc..................................................
    McDonald & Company Securities, Inc..................................

                                                                               ---------
    Total...............................................................       2,800,000
                                                                               =========

     Schroder & Co. Inc. and McDonald & Company Securities, Inc., as representatives for the several Underwriters (the "Representatives"), have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters propose initially to allow a concession not in excess of
$          per share to certain dealers, including the Underwriters; that the
Underwriters and such dealers may initially allow a discount of not in excess of
$          per share to other dealers; and that the public offering price and the concession and discount to dealers may be changed by the Representatives after the commencement of the Offering.

     The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of the Underwriting Agreement, to purchase up to an additional 420,000 shares of Common Stock at the public offering price less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The Underwriters may exercise the option, in whole or in part, only to cover over-allotments, if any, in the sale of shares of Common Stock in connection with the Offering. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions provided in the Underwriting Agreement, to purchase a number of the additional shares proportionate to such Underwriter's initial commitment.

     The Company has signed an engagement letter providing that for one year commencing March 1, 1997, Schroder & Co. Inc. will serve as the Company's exclusive financial advisor, act as its lead financial advisor in transactions involving divestitures, mergers, acquisitions or the issue of debt or equity for cash, and have the right to serve as lead manager of any such issue.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act").

     The Company, its Directors and executive officers, and the Selling Stockholders have agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Schroder & Co. Inc.

     The Representatives have advised the Company that, pursuant to Regulation M, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the shares of Common Stock originally sold by such Underwriter or syndicate member are purchased by the Representatives in a syndicate covering transaction and have therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the New York Stock Exchange or otherwise and if commenced, may be discontinued at any time.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission (File No. 1-11442) pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

          2. The Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 1997 and June 30, 1997;

          3. The Company's Current Reports on Form 8-K dated May 1, 1997 and July 31, 1997; and

          4. The description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A filed October 2, 1992.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained herein or in any document incorporated or deemed to be incorporated shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS (OTHER THAN EXHIBITS TO THE INFORMATION THAT IS INCORPORATED BY REFERENCE UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES). REQUESTS SHOULD BE DIRECTED TO SECRETARY, CHART INDUSTRIES, INC., AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES, 34799 CURTIS BOULEVARD, EASTLAKE, OHIO 44095, TELEPHONE NUMBER (440) 946-2525. PERSONS REQUESTING COPIES OF EXHIBITS TO SUCH DOCUMENTS THAT WERE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS WILL BE CHARGED THE COSTS OF REPRODUCTION AND MAILING.

                            VALIDITY OF COMMON STOCK

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Calfee, Halter & Griswold LLP, Cleveland, Ohio. Thomas F. McKee, Secretary of the Company, is a partner of the firm of Calfee, Halter & Griswold LLP. Certain matters will be passed upon for the Underwriters by Arter & Hadden, Cleveland, Ohio.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Cryenco at August 31, 1996 and 1995, and for each of the three years in the period ended August 31, 1996, appearing in the Company's Current Report on Form 8-K dated July 31, 1997, for the year ended August 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site, the address of which is http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Company's Common Stock is listed on the New York Stock Exchange, and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement (the "Registration Statement," which term shall include any amendments thereto) on Form S-3 under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. For further information, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Financial Statements (Unaudited)
     Condensed Consolidated Balance Sheets as of June 30, 1997 and December 31,
      1996........................................................................    F-2
     Condensed Consolidated Statements of Operations for the three- and six-month
      periods ended June 30, 1997 and 1996........................................    F-3
     Condensed Consolidated Statements of Cash Flows for the six months ended June
      30, 1997 and 1996...........................................................    F-4
     Notes to Condensed Consolidated Financial Statements.........................    F-5

Consolidated Financial Statements
     Report of Independent Auditors...............................................    F-7
     Consolidated Balance Sheets as of December 31, 1996 and 1995.................    F-8
     Consolidated Statements of Operations for the years ended December 31, 1996,
      1995 and 1994...............................................................    F-9
     Consolidated Statements of Shareholders' Equity for the years ended December
      31, 1996, 1995 and 1994.....................................................    F-10
     Consolidated Statements of Cash Flows for the years ended December 31, 1996,
      1995 and 1994...............................................................    F-11
     Notes to Consolidated Financial Statements...................................    F-12

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                  (UNAUDITED)

                                                                      JUNE 30,    DECEMBER 31,
                                                                        1997          1996
                                                                      --------    ------------
                                                                       (IN THOUSANDS, EXCEPT
                                                                         PER SHARE AMOUNTS)
                               ASSETS
Current Assets
  Cash and cash equivalents.........................................  $     41      $  4,304
  Restricted cash...................................................     4,597         5,104
  Accounts receivable...............................................    21,993        25,922
  Inventories.......................................................    19,984        21,727
  Other current assets..............................................     5,478         3,630
                                                                      --------      --------
Total Current Assets................................................    52,093        60,687
Property, plant & equipment, net....................................    20,864        17,882
Other assets, net...................................................     2,324         2,627
                                                                      --------      --------
Total Assets........................................................  $ 75,281      $ 81,196
                                                                      ========      ========
                 LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable..................................................  $  5,755      $  8,582
  Customer advances.................................................    15,359        12,698
  Billings in excess of contract revenue............................     2,325        11,444
  Accrued expenses and other liabilities............................    13,641        14,955
  Current portion of long-term debt.................................     2,896           361
                                                                      --------      --------
Total Current Liabilities...........................................    39,976        48,040
Long-term debt......................................................     4,238         4,469
Deferred income taxes...............................................       591           591
Shareholders' Equity
Preferred stock, 1,000,000 shares authorized, none issued or outstanding
Common stock, par value $.01 per share -- 30,000,000 shares
  authorized, 15,325,800 and 15,304,800 shares issued at June 30,
  1997 and December 31, 1996, respectively..........................       153           102
Additional paid-in capital..........................................    18,709        18,118
Retained earnings...................................................    21,685        14,321
Treasury stock, at cost, 897,957 and 543,878 shares at June 30, 1997
  and December 31, 1996, respectively...............................   (10,071)       (4,445)
                                                                      --------      --------
                                                                        30,476        28,096
                                                                      --------      --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..........................  $ 75,281      $ 81,196
                                                                      ========      ========

     The balance sheet at December 31, 1996 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The accompanying notes are an integral part of these condensed consolidated financial statements.

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                                   THREE MONTHS ENDED        SIX MONTHS ENDED
                                                        JUNE 30,                 JUNE 30,
                                                   ------------------       ------------------
                                                    1997       1996          1997       1996
                                                   -------    -------       -------    -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Sales............................................  $41,758    $30,612       $84,198    $65,339
Cost of products sold............................   28,284     20,828        58,556     45,538
                                                   -------    -------       -------    -------
Gross Profit.....................................   13,474      9,784        25,642     19,801
Selling, general & administrative expense........    6,326      4,383        11,712      9,290
                                                   -------    -------       -------    -------
Operating Income.................................    7,148      5,401        13,930     10,511
Interest expense, net............................       26        181            18        418
                                                   -------    -------       -------    -------
Income Before Income Taxes.......................    7,122      5,220        13,912     10,093
Income taxes.....................................    2,421      1,672         4,730      3,336
                                                   -------    -------       -------    -------
Net Income.......................................  $ 4,701    $ 3,548       $ 9,182    $ 6,757
                                                   =======    =======       =======    =======
Net Income per Common Share......................  $  0.32    $  0.23       $  0.62    $  0.45
                                                   =======    =======       =======    =======
Shares used in per share calculations............   14,733     15,195        14,846     15,167

The accompanying notes are an integral part of these condensed consolidated financial statements.

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                         SIX MONTHS ENDED
                                                                             JUNE 30,
                                                                       --------------------
                                                                         1997        1996
                                                                       --------    --------
                                                                          (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income.........................................................  $  9,182    $  6,757
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization...................................     1,364       1,422
     Contribution of treasury stock to 401K plans....................       338         305
     Deferred income taxes...........................................         0        (110)
     Increase (decrease) in cash resulting from changes in operating assets and liabilities:
       Accounts receivable...........................................     3,929       6,747
       Inventory and other current assets............................      (105)     (3,963)
       Accounts payable and accrued liabilities......................    (4,141)      1,140
       Billings in excess of contract revenue and customer
        advances.....................................................    (6,458)      7,501
                                                                       --------    --------
  Net Cash Provided By Operating Activities..........................     4,109      19,799
INVESTING ACTIVITIES
  Capital expenditures...............................................    (4,239)     (1,609)
  Purchase of land and building at PSI...............................         0      (3,578)
  Other investing activities.........................................       196          62
                                                                       --------    --------
  Net Cash Used In Investing Activities..............................    (4,043)     (5,125)
FINANCING ACTIVITIES
  Repayments of long-term debt.......................................      (196)     (3,053)
  Repayments on credit facility......................................    (7,750)    (24,000)
  Borrowings on credit facility......................................    10,250      14,500
  Treasury stock and stock option transactions.......................    (5,373)       (382)
  Dividends/distributions paid to shareholders.......................    (1,767)     (1,399)
                                                                       --------    --------
  Net Cash Used In Financing Activities..............................    (4,836)    (14,334)
                                                                       --------    --------
Net increase (decrease) in cash and cash equivalents.................    (4,770)        340
Cash and cash equivalents at beginning of period.....................     9,408         229
                                                                       --------    --------
Cash and Cash Equivalents at End of Period...........................  $  4,638    $    569
                                                                       ========    ========

The accompanying notes are an integral part of these condensed consolidated financial statements.

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

                                 JUNE 30, 1997

NOTE A -- BASIS OF PREPARATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

     All share and per-share amounts have been adjusted for a 3-for-2 stock split which was distributed to shareholders on June 30, 1997.

NOTE B -- INVENTORIES

     The components of inventory consist of the following:

                                                                  JUNE 30,      DECEMBER 31,
                                                                    1997            1996
                                                                  --------      ------------
                                                                        (IN THOUSANDS)
    Raw materials..............................................   $ 10,080        $ 11,507
    Work in process............................................     10,220          10,536
    Finished goods.............................................         25              25
    LIFO reserve...............................................       (341)           (341)
                                                                  --------        --------
                                                                  $ 19,984        $ 21,727
                                                                  ========        ========

NOTE C -- EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in basic earnings per share for the six-months ended June 30, 1997 and 1996 of $.63 and $.45 per share, respectively. Fully diluted earnings per share for these quarters should not be materially different than the currently disclosed earnings per share.

NOTE D -- REVENUE RECOGNITION

     The Company uses the percentage of completion method of accounting for significant contracts. In other cases, revenue is recognized using the completed contract method. Management performs a monthly assessment of major significant contracts to determine if contract costs will exceed contract revenues. For those projects where the estimated costs exceed estimated revenues, appropriate estimated losses are recorded. The effects of any change orders are accounted for when agreed to by the Company's customers.

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

NOTE E -- SUBSEQUENT EVENT

     On July 31, 1997, the Company completed the acquisition of Cryenco Sciences, Inc. ("Cryenco") (NASDAQ:CSCI). Total consideration for the merger consisted of $20.7 million for all outstanding common stock, preferred stock, and common stock warrants.

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Chart Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Chart Industries, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chart Industries, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Cleveland, Ohio
February 3, 1997

Except for Note K, as to which
the date is June 30, 1997

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                            DECEMBER 31
                                                                         ------------------
                                                                          1996       1995
                                                                         -------    -------
                                                                           (IN THOUSANDS)
                                ASSETS
Current Assets
  Cash and cash equivalents............................................  $ 4,304    $   229
  Restricted cash......................................................    5,104
  Accounts receivable, net of allowances of $329 and $202..............   25,922     26,614
  Inventories, net.....................................................   21,727     20,871
  Unbilled contract revenue............................................    1,402        791
  Deferred income taxes................................................    1,365      1,809
  Prepaid expenses.....................................................      863        947
                                                                         -------    -------
Total Current Assets...................................................   60,687     51,261
Property, plant and equipment, net.....................................   17,882     11,734
Other assets, net......................................................    2,627      3,511
                                                                         -------    -------
Total Assets...........................................................  $81,196    $66,506
                                                                         =======    =======
                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable.....................................................  $ 8,582    $ 7,764
  Customer advances....................................................   12,698      7,408
  Billings in excess of contract revenue...............................   11,444      6,027
  Accrued salaries, wages and benefits.................................    6,810      4,760
  Contract and warranty reserves.......................................    4,710      2,743
  Accrued expenses and other liabilities...............................    3,435      2,802
  Current portion of long-term debt....................................      361      2,007
                                                                         -------    -------
Total Current Liabilities..............................................   48,040     33,511
Long-term debt.........................................................    4,469     12,566
Deferred income taxes..................................................      591      1,996
Shareholders' Equity
  Preferred stock, par value $.01 per share -- 1,000,000 shares authorized, none issued or outstanding
  Common stock, par value $.01 per share -- 30,000,000 shares authorized, 15,304,800 and 15,141,891 shares issued at December
     31, 1996 and 1995, respectively...................................      102        101
  Additional paid-in capital...........................................   18,118     17,024
  Retained earnings....................................................   14,321      2,294
  Treasury stock, at cost, 543,878 and 244,737 shares at December 31,
     1996 and 1995, respectively.......................................   (4,445)      (986)
                                                                         -------    -------
                                                                          28,096     18,433
                                                                         -------    -------
Total Liabilities and Shareholders' Equity.............................  $81,196    $66,506
                                                                         =======    =======

The accompanying notes are an integral part of these consolidated financial statements.

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEARS ENDED DECEMBER 31
                                                         -----------------------------------
                                                           1996          1995         1994
                                                         --------      --------      -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE
                                                                      AMOUNTS)
Sales..................................................  $148,400      $112,479      $84,258
Cost of products sold..................................   103,398        81,704       68,450
                                                         --------      --------      -------
Gross profit...........................................    45,002        30,775       15,808
Selling, general and administrative expenses...........    21,745        18,108       15,020
Restructuring charge...................................                                2,151
                                                         --------      --------      -------
Operating income (loss)................................    23,257        12,667       (1,363)
Interest expense -- net................................      (623)       (1,858)        (996)
                                                         --------      --------      -------
Income (loss) before income taxes......................    22,634        10,809       (2,359)
Income tax expense (benefit):
  Current..............................................     8,566         4,556          (50)
  Deferred.............................................      (961)         (810)        (846)
                                                         --------      --------      -------
                                                            7,605         3,746         (896)
                                                         --------      --------      -------
Net income (loss)......................................  $ 15,029      $  7,063      $(1,463)
                                                         ========      ========      =======
Net income (loss) per share............................  $    .99      $    .47      $  (.10)
                                                         ========      ========      =======
Shares used in per share calculations..................    15,186        15,099       15,053

The accompanying notes are an integral part of these consolidated financial statements.

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                ADDITIONAL    RETAINED                    TOTAL
                                         SHARES       COMMON     PAID-IN      EARNINGS    TREASURY    SHAREHOLDERS'
                                       OUTSTANDING    STOCK      CAPITAL      (DEFICIT)    STOCK         EQUITY
                                       -----------    ------    ----------    --------    --------    -------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Balance at January 1, 1994...........     9,827        $100      $ 19,871     $  (430)    $(1,123)       $18,418
  Net loss...........................                                          (1,463)                    (1,463)
  Dividends ($.19 per share).........                              (2,764)                                (2,764)
  Treasury stock acquisitions........       (11)                                              (44)           (44)
  Stock options, net of tax
    benefit..........................                                 (57)        (47)         47            (57)
  Contribution of treasury stock to
    employee benefit plans...........        69                      (134)                    408            274
                                          -----        ----      --------     -------     -------        -------
Balance at December 31, 1994.........     9,885         100        16,916      (1,940)       (712)        14,364
  Net income.........................                                           7,063                      7,063
  Dividends ($.19 per share).........                                          (2,787)                    (2,787)
  Treasury stock acquisitions........       (97)                                             (664)          (664)
  Stock options, net of tax
    benefit..........................        97           1            68         (40)        150            179
  Contribution of treasury stock to
    employee benefit plans...........        46                        40          (2)        240            278
                                          -----        ----      --------     -------     -------        -------
Balance at December 31, 1995.........     9,931         101        17,024       2,294        (986)        18,433
  Net income.........................                                          15,029                     15,029
  Dividends ($.20 per share).........                                          (3,002)                    (3,002)
  Treasury stock acquisitions........      (255)                                           (3,732)        (3,732)
  Stock options, net of tax
    benefit..........................       115           1           737                      28            766
  Contribution of treasury stock to
    employee benefit plans...........        50                       357                     245            602
                                          -----        ----      --------     -------     -------        -------
Balance at December 31, 1996.........     9,841        $102      $ 18,118     $14,321     $(4,445)       $28,096
                                          =====        ====      ========     =======     =======        =======

The accompanying notes are an integral part of these consolidated financial statements.

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEARS ENDED DECEMBER 31
                                                           --------------------------------
                                                             1996        1995        1994
                                                           --------    --------    --------
                                                                    (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income (loss)......................................  $ 15,029    $  7,063    $ (1,463)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization.......................     2,708       2,742       2,698
     Deferred income taxes...............................      (961)       (810)       (846)
     Contribution of treasury stock to employee benefit
       plans.............................................       602         278         274
     Increase (decrease) in cash resulting from changes
       in operating assets and liabilities:
       Accounts receivable...............................       692      (6,720)     (4,740)
       Inventory and other current assets................    (1,383)     (3,779)      3,342
       Accounts payable and accrued liabilities..........     5,468       4,042       3,862
       Billings in excess of contract revenue and
          customer advances..............................    10,707       6,022       3,628
                                                           --------    --------    --------
  Net Cash Provided by Operating Activities..............    32,862       8,838       6,755
INVESTING ACTIVITIES
  Capital expenditures...................................    (4,868)     (2,111)     (1,333)
  Acquisition of the PSI building........................    (3,578)
  Acquisition of net assets from CVI Incorporated........                              (650)
  Other investing activities.............................       474          75        (640)
                                                           --------    --------    --------
  Net Cash Used in Investing Activities..................    (7,972)     (2,036)     (2,623)
FINANCING ACTIVITIES
  Borrowing under Industrial Revenue Bond................     5,000
  Principal payments on long-term debt...................    (3,243)     (2,007)        (15)
  Repayments on credit facility..........................   (44,750)    (40,500)    (32,000)
  Borrowings on credit facility..........................    33,250      39,000      30,250
  Purchase of treasury stock.............................    (3,732)       (664)        (44)
  Stock options exercised................................       766         179         (57)
  Dividends paid to shareholders.........................    (3,002)     (2,787)     (2,764)
                                                           --------    --------    --------
  Net Cash Used in Financing Activities..................   (15,711)     (6,779)     (4,630)
                                                           --------    --------    --------
Net increase (decrease) cash equivalents.................     9,179          23        (498)
Cash and cash equivalents at beginning of year...........       229         206         704
                                                           --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR.................  $  9,408    $    229    $    206
                                                           ========    ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- NATURE OF OPERATIONS

     The Company is involved in the engineering and manufacturing of industrial equipment and systems for the cryogenic and process industries and various research applications. Substantially all of the Company's sales and trade accounts receivable are related to the air separation, hydrocarbon and chemical processing and power generation industries and laboratories related to space and high physics research located throughout the world. The Company requires customer advances when appropriate to reduce risk and provide working capital. Sales to U.S. government funded projects accounted for 11%, 5% and 3% of consolidated sales in 1996, 1995 and 1994, respectively and an $800,000 accounts receivable balance at December 31, 1996. Ten customers accounted for 53% of consolidated sales in 1996.

NOTE B -- SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. Certain items in previous financial statements have been reclassified to conform to 1996 presentation.

     Cash and Cash Equivalents: The Company considers all investments with an initial maturity of three months or less when purchased to be cash equivalents. The 1996 amount includes $5,104,000 of proceeds and interest income related to the issuance of the industrial revenue bond in 1996 which have not yet been released from escrow for the ALTEC expansion (see Note C).

     Intangible Assets: Intangible assets are carried at cost less applicable amortization and amounted to $2,258,000 at December 31, 1996 and $2,860,000 at December 31, 1995. The accumulated amortization included in these amounts was $387,000 and $190,000 in 1996 and 1995, respectively. Intangibles are amortized on the straight-line method over the periods of expected benefit, but not in excess of 15 years. Such amounts are classified as other assets in the accompanying balance sheets. Total amortization was $507,000, $499,000 and $321,000 in 1996, 1995 and 1994, respectively.

     Inventories: Inventories are stated at the lower of cost or market with cost being determined by both the last-in, first-out ("LIFO") method (approximately 75% and 69% of total inventory at December 31, 1996 and 1995, respectively), and the first-in, first-out ("FIFO") method. The components of inventory on a first-in, first-out basis are as follows:

                                                                           DECEMBER 31
                                                                      ----------------------
                                                                        1996          1995
                                                                      --------      --------
                                                                          (IN THOUSANDS)
    Raw materials and supplies.....................................   $ 11,507      $ 12,538
    Work in process................................................     10,536         8,784
    Finished goods.................................................         25           181
    LIFO reserve...................................................       (341)         (632)
                                                                      --------      --------
                                                                      $ 21,727      $ 20,871
                                                                      ========      ========

     Property, Plant and Equipment: Property, plant and equipment are stated on the basis of cost. Expenditures for maintenance, repairs and renewals are charged to expense as incurred, whereas major betterments are capitalized. The cost of applicable assets is depreciated over their estimated useful lives. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The following table shows original costs and the estimated useful lives of the different types of assets:

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

              CLASSIFICATION                  EXPECTED USEFUL LIFE         1996         1995
  ---------------------------------------   ------------------------     --------     --------
                                                                            (IN THOUSANDS)
  Land and buildings.....................   20-35 years (buildings)      $ 10,831     $  6,753
  Machinery and equipment................   3-12 years                     14,724       13,287
  Furniture and fixtures.................   3-5 years                       2,256        2,050
  Construction in process...........................................        2,793          171
                                                                         --------     --------
                                                                           30,604       22,261
  Less accumulated depreciation.....................................       12,722       10,527
                                                                         --------     --------
       Total Property, Plant and Equipment..........................     $ 17,882     $ 11,734
                                                                         ========     ========

     The property, plant and equipment at PEI was evaluated for impairment during 1994 and a writedown of $320,000 was included in a restructuring charge taken in the second quarter of 1994.

     Property, plant and equipment along with the intangible assets are periodically evaluated for impairment. The Company assesses impairment for each of its operating units by measuring future cash flows against the carrying value of these long-lived assets. If the future undiscounted cash flows are less than the carrying amount, an impairment reserve is recorded.

     Revenue Recognition: The Company uses the percentage of completion method of accounting for significant contracts. Earned revenue is based on the percentage that incurred costs to date bear to total estimated costs after giving effect to the most recent estimates of total cost. Earned revenue on jobs in process totalled $52.6 million at December 31, 1996. Timing of amounts billed on contracts varies greatly from contract to contract causing high variation in working capital needs. Amounts billed on percentage completion jobs in process totalled $62.6 million at December 31, 1996. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Earned revenue reflects the original contract price adjusted for agreed upon claim and change order revenue, if any. Losses expected to be incurred on jobs in process, after consideration of estimated minimum recoveries from claims and change orders, are charged to income as soon as such losses are known. Otherwise, revenue is recognized when the products are completed or shipped.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates especially in regards to the percentage of completion method of revenue recognition.

     Deferred Income Taxes: The Company and its subsidiaries file a consolidated federal income tax return. Deferred income taxes are provided for temporary differences between financial reporting and the consolidated tax return in accordance with the liability method.

     Net Income (Loss) Per Share: The weighted average number of common shares and common share equivalents (stock options) outstanding in each year is used to compute net income (loss) per share.

     Employee Stock Options: The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25) and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

NOTE C -- LONG-TERM DEBT

     The Company currently maintains a consolidated credit and revolving loan facility ("Facility") which provides for loans of up to $25 million, of which $10 million may be available for the issuance of letters of credit. The Company had no borrowings at December 31, 1996 and $11.5 million outstanding at December 31, 1995. The Facility extends to June 30, 1998. The Facility provides the bank with a secured interest in substantially all of the property, plant and equipment of the Company.

     Under the terms of the Facility, loans (including draws under any proposed letters of credit) will bear interest, at the Company's option, at a rate equal to the bank's base rate (8.25 percent at December 31, 1996) or LIBOR plus 1.25 percent per annum. Based on the Company's financial position, the Company and its banks have agreed to adjust the LIBOR differential on a set schedule. The Company is also required to pay a commitment fee of .375% per annum on the unused portion of the Facility, payable quarterly in arrears.

     The Facility contains certain covenants and conditions which impose limitations on the Company and its operating units, including meeting certain financial tests and the maintenance of certain financial ratios on a consolidated basis such as: minimum current ratio, minimum net worth, maximum leverage, minimum interest coverage ratio and minimum fixed charge ratio. As of December 31, 1996, the Company was in compliance with all covenants and conditions. The Company has outstanding letters of credit totaling $2,635,000 all backed up by the Facility.

     As part of the expansion of the ALTEC facility, the Company issued Industrial Development Revenue Bonds (IRB) totaling $5 million during 1996 ($4.8 million outstanding at December 31, 1996). The bonds are collateralized by the equipment related to the expansion. These notes pay interest at 6.3 percent and have maturities in the next five years as follows: 1997 -- $361,000;
1998 -- $405,000; 1999 -- $431,000; 2000 -- $459,000 and 2001 -- $489,000. The
Company is required to spend these monies on the current expansion and has commitments with vendors covering this work. All funds should be released from escrow by the end of 1997.

     The Company was able to repay during 1996 all remaining maturities of the notes issued as part of the acquisition of CVI without any early retirement costs.

     Interest paid was $688,000 in 1996, $1,799,000 in 1995, and $800,000 in
1994.

NOTE D -- RESTRUCTURING CHARGE

     During 1994, the Company elected to substantially restructure PEI's operations. A restructuring charge was recorded during the second quarter of 1994 for the costs of employee severance (approximately $1.3 million), lease-buyouts, excess inventory and machinery disposals (approximately $1.2 million) and the eventual sale of the land and buildings and other expenses associated with the anticipated plant closure.

     In October 1994, the Company announced its intention to maintain the operations of PEI at its current Plaistow, New Hampshire location. The decision to continue operations followed the termination of a proposed joint venture and identification of substantial restructuring opportunities and cost reductions at the Plaistow facility. In addition, PEI reached an agreement with its union work force which is expected to permit meaningful operating concessions.

     The original restructuring charge was reduced by $1.1 million reflecting reductions in employee severance, lease buyouts and costs related to the eventual sale of the land and buildings. The remaining $2.15 million restructuring charge includes severance and other employee-related costs due to the restructuring, write-off of inventory and equipment related to products no longer

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES
manufactured, certain costs of the terminated joint venture negotiations and the impairment in value of the land and building.

NOTE E -- INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1996, the Company had net operating loss carryforwards for income tax purposes of $947,000 that expire in years 2003 through 2006. These carryforwards resulted from the Company's 1991 acquisition of Process Engineering and are subject to Separate Return Limitation Year (SRLY) and Section 382 limitations imposed by the Internal Revenue Code of 1986, as amended, and the regulations thereunder. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                            DECEMBER 31
                                                                        --------------------
                                                                         1996         1995
                                                                        -------      -------
                                                                           (IN THOUSANDS)
    Deferred tax liabilities:
      Property, plant and equipment..................................   $ 1,506      $ 1,524
      Inventory......................................................     1,243          959
      Other -- net...................................................       159          461
                                                                        -------      -------
         TOTAL DEFERRED TAX LIABILITIES..............................     2,908        2,944
    Deferred tax assets:
      Accruals and reserves..........................................     3,332        2,154
      Net operating loss carryforwards...............................       322          683
      Other -- net...................................................        28          290
                                                                        -------      -------
         TOTAL DEFERRED TAX ASSETS...................................     3,682        3,127
    Valuation allowance for deferred tax assets......................         0         (370)
                                                                        -------      -------
    Net deferred tax assets..........................................     3,682        2,757
                                                                        -------      -------
         NET DEFERRED TAX (ASSETS)/LIABILITIES.......................   $  (774)     $   187
                                                                        =======      =======

     Significant components of the provision for income taxes attributable to continuing operations are as follows:

                                                                    YEARS ENDED DECEMBER 31
                                                                 ------------------------------
                                                                  1996        1995        1994
                                                                 -------     -------     ------
                                                                         (IN THOUSANDS)
    Current:
      Federal.................................................   $ 7,936     $ 4,015     $ (185)
      State...................................................       630         541        135
                                                                 -------     -------     ------
                                                                   8,566       4,556        (50)
    Deferred:
      Federal.................................................      (850)       (644)      (846)
      State...................................................      (111)       (166)
                                                                 -------     -------     ------
                                                                    (961)       (810)      (846)
                                                                 -------     -------     ------
                                                                 $ 7,605     $ 3,746     $ (896)
                                                                 =======     =======     ======

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

     The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is:

                                                           YEARS ENDED DECEMBER 31
                                       ----------------------------------------------------------------
                                              1996                   1995                   1994
                                       ------------------     ------------------     ------------------
                                       AMOUNT     PERCENT     AMOUNT     PERCENT     AMOUNT     PERCENT
                                       ------     -------     ------     -------     ------     -------
                                                      (IN THOUSANDS, EXCEPT PERCENTAGES)
Tax at U.S. statutory rates.........   $7,922       35.0%     $3,684       34.0%     $(802)      (34.0%)
State income taxes, net of federal
  tax benefit.......................      337        1.5         248        2.3         89         3.8
Reversal of valuation allowance.....     (370)      (1.6)
Federal tax benefit of Foreign Sales
  Corp..............................     (213)       (.9)       (122)      (1.1)       (96)       (4.1)
Other -- net........................      (71)       (.4)        (64)       (.5)       (87)       (3.7)
                                       ------       ----      ------       ----       ----       -----
                                       $7,605       33.6%     $3,746       34.7%     $(896)      (38.0%)
                                       ======       ====      ======       ====       ====       =====

     The Company paid approximately $8 million and $3.1 million in income taxes in 1996 and 1995, respectively.

NOTE F -- EMPLOYEE BENEFIT PLANS

     The Company has two defined benefit pension plans which cover approximately 41% of their workforce. The plan benefits are based on either an average of the employee's compensation for certain periods during their employment or fixed amounts per year of service as negotiated with the employees' collective bargaining unit. The Company's funding policy is to contribute at least the minimum funding amounts required by law. Plan assets consist primarily of U.S. Treasury notes and corporate stocks and bonds.

     The actuarially computed combined pension cost included the following components for the years ended December 31:

                                                                    1996      1995     1994
                                                                    -----     ----     ----
                                                                        (IN THOUSANDS)
    Service cost of current period.............................     $281      $204     $198
    Interest cost on projected benefit obligation..............      302       264      230
    Actual return on plan assets...............................     (290)     (530)      39
    Net amortization and deferrals.............................       18       296     (279)
                                                                    ----      ----     ----
      TOTAL PENSION COST.......................................     $311      $234     $188
                                                                    ====      ====     ====

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

     The following table sets forth the funded status and amounts recognized in the balance sheets as of December 31:

                                                            ASSETS EXCEED          ACCUMULATED
                                                             ACCUMULATED         BENEFITS EXCEED
                                                               BENEFITS               ASSETS
                                                          ------------------    ------------------
                                                           1996       1995       1996       1995
                                                          -------    -------    -------    -------
                                                                   (DOLLARS IN THOUSANDS)
    Actuarial present value of benefit obligation
      Vested benefit obligation........................   $ 2,047    $ 1,992    $ 1,299    $ 1,131
                                                          =======    =======    =======    =======
      Accumulated benefit obligation...................     2,140      2,067    $ 1,544    $ 1,372
                                                          =======    =======    =======    =======
    Projected benefit obligation.......................     3,115      2,932    $ 1,544    $ 1,372
    Plan assets at fair value..........................     3,129      2,896      1,272        987
                                                          -------    -------    -------    -------
    Plan assets in excess of (under) projected benefit
      obligation.......................................        14        (36)      (272)      (385)
    Unrecognized prior service cost....................                             173        184
    Unrecognized net actuarial loss/(gain).............       766        727        (45)       (36)
                                                          -------    -------    -------    -------
         Prepaid Assets (Liabilities)..................       780        691       (144)      (165)
                                                          =======    =======    =======    =======

     The assumptions used in determining pension cost and funded status information are as follows:

                                                                            1996      1995
                                                                            ----      ----
    Discount rate........................................................     7 %       7 %
    Rate of increase in compensation.....................................   4-5 %     4-5 %
    Expected long-term rate of return on assets..........................     8 %       8 %

     The Company has defined contribution savings plans that cover most of its employees. Company contributions to the plans are based on employee contributions and the level of Company match and discretionary contributions. Expenses under the plans totaled $1,127,000, $907,000, and $871,000 for the years 1996, 1995 and 1994, respectively.

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

NOTE G -- STOCK OPTION PLANS

     In July 1992, the Company adopted a Key Employee Stock Option Plan which provides for the granting of options to purchase shares of Common Stock to certain key employees of the Company. In May 1996, shareholders approved an increase in the amount of shares authorized for the Plan to 922,500 shares of Common Stock. Nonqualified stock options are exercisable for up to 10 years at an option price determined by the Compensation Committee of the Board of Directors.

     Certain information for 1996, 1995 and 1994 relative to the Key Employee Stock Option Plan is summarized below:

                                            1996                     1995                     1994
                                    ---------------------    ---------------------    ---------------------
                                                 WEIGHTED                 WEIGHTED                 WEIGHTED
                                                 AVERAGE                  AVERAGE                  AVERAGE
                                     NUMBER      EXERCISE     NUMBER      EXERCISE     NUMBER      EXERCISE
                                    OF SHARES     PRICE      OF SHARES     PRICE      OF SHARES     PRICE
                                    ---------    --------    ---------    --------    ---------    --------
Outstanding at beginning of
  year............................    453,497     $ 1.76       500,703     $ 1.76       519,593     $ 1.63
Granted...........................    180,000       9.39       101,250       4.00        15,000       2.75
Exercised.........................   (146,747)      1.07      (145,456)       .17       (33,890)       .12
Expired or canceled...............         --                   (3,000)      3.67            --
                                      -------     ------       -------     ------       -------     ------
Outstanding at end of year........    486,750     $ 5.72       453,497     $ 1.76       500,703     $ 1.76
                                      =======     ======       =======     ======       =======     ======
Exercisable at end of year........    128,250                  208,997                  305,703
                                      =======                  =======                  =======
Weighted-average fair value of
  options granted during the
  year............................                $ 3.69                   $ 1.57                      N/A
                                                  ======                   ======                   ======
Participants at end of year.......         35                       32                       32
                                      =======                  =======                  =======
Available for future grant at end
  of year.........................     34,658                   64,658                   87,908
                                      =======                  =======                  =======

     Exercise prices for options outstanding as of December 31, 1996 ranged from $.12 to $10.583. The weighted-average remaining contractual life of those options is 8.2 years. Certain information for ranges of exercise prices is summarized below:

                                                      OUTSTANDING                        EXERCISABLE
                                         --------------------------------------     ----------------------
                                                           WEIGHTED AVERAGE                       WEIGHTED
                                                       ------------------------                   AVERAGE
                                          NUMBER       EXERCISE     CONTRACTUAL      NUMBER       EXERCISE
             EXERCISE PRICE              OF SHARES      PRICE          LIFE         OF SHARES      PRICE
- ---------------------------------------- ---------     --------     -----------     ---------     --------
Less than $6.67.........................   314,250      $ 3.61          7.4           128,250      $ 3.33
Equal to or greater than $6.67..........   172,500        9.57          9.6                 0          --

     In May 1996, the Shareholders approved the 1996 Outside Directors Stock Option Plan which provides for the granting of options to purchase up to 112,500 shares of Common Stock. The option price for options granted under the Plan to outside Directors will be equal to the fair market value of a share of Common Stock on the date of grant and will be exercisable for a period of ten years from the date of grant exercisable in 33.3% increments on each of the first through the third anniversaries of the date of grant.

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

     Certain information for 1996, 1995 and 1994 relative to the Outside Directors Stock Option Plans is summarized below:

                                                  1996                     1995                     1994
                                          ---------------------    ---------------------    ---------------------
                                                       WEIGHTED                 WEIGHTED                 WEIGHTED
                                                       AVERAGE                  AVERAGE                  AVERAGE
                                           NUMBER      EXERCISE     NUMBER      EXERCISE     NUMBER      EXERCISE
                                          OF SHARES     PRICE      OF SHARES     PRICE      OF SHARES     PRICE
                                          ---------    --------    ---------    --------    ---------    --------
Outstanding at beginning of year.......     45,000      $ 2.86       30,000      $ 2.67            0
Granted................................     15,000        5.25       15,000        3.25       30,000      $ 2.67
Exercised..............................    (25,002)       2.79
Expired or canceled....................
                                           -------      ------      -------      ------      -------      ------
Outstanding at end of year.............     34,998        3.94       45,000        2.86       30,000        2.67
                                           =======      ======      =======      ======      =======      ======
Exercisable at end of year.............          0                   10,000                        0
                                           =======                  =======                  =======
Weighted-average fair value of options
  granted during the year..............                 $ 1.52                   $  .94                      N/A
                                                        ======                   ======                   ======
Participants at end of year............          2                        2                        2
                                           =======                  =======                  =======
Available for future grant at end of
  year.................................     97,500                   60,000                   45,000
                                           =======                  =======                  =======

     Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, "Accounting for Stock-Based Compensation", which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995: risk-free interest rates of 6.7%; dividend yields of 2%; volatility factors of the expected market price of the Company's common stock of .38; and a weighted-average expected life of the option of six (6) years for key employee options and three (3) years for outside directors options.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's Key Employee and Outside Directors stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of these stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                                             1996          1995
                                                                           --------      --------
     Pro forma net income.............................................     $ 14,971      $  7,051
     Pro forma earnings per share.....................................     $    .99      $    .47

     Because FASB Statement No. 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

NOTE H -- LEASE COMMITMENTS

     The Company had $774,000, $800,000 and $417,000 of rental expenses in 1996, 1995 and 1994, respectively. At December 31, 1996, future minimum lease payments for non-cancelable

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES
operating leases for the next five years totaled $2.1 million and are payable as follows: 1997 -- $679,000; 1998 -- $542,000; 1999 -- $435,000; 2000 -- $275,000;
and 2001 -- $216,000.

NOTE I -- CONTINGENCIES

     The Company's operating units are parties, in the ordinary course of their businesses, to various legal actions related to performance under contracts, product liability and other matters, several of which actions claim substantial damages. The Company believes these legal actions will not have a material effect on the Company's financial position or liquidity. The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, waste water effluents, air emissions and handling and disposal of hazardous materials such as cleaning fluids.

     As part of its ongoing environmental compliance and monitoring programs, the Company is voluntarily developing work plans for environmental conditions involving certain of its operating facilities. Based upon the Company's study of the known conditions and its prior experience in investigating and correcting environmental conditions, the Company estimates that the potential costs of these site remediation efforts will not be material to the financial position or liquidity of the Company. Approximately $1.4 million for these costs is recorded in accrued liabilities at December 31, 1996 for known environmental matters. These expenditures are expected to be made mostly in the next year, if the necessary regulatory agency approvals of the Company's work plans are obtained. Though the Company believes it has adequately provided for the cost of all known environmental conditions, the applicable regulatory agencies could insist upon different and more costly remediative measures than those the Company believes are adequate or required by existing law. Otherwise, the Company believes that it is currently in compliance with all known material and applicable environmental regulations.

NOTE J -- QUARTERLY DATA (UNAUDITED)

     Selected quarterly data for the years ended December 31, 1996 and 1995 are as follows:

                                                      YEAR ENDED DECEMBER 31, 1996
                                    -----------------------------------------------------------------
                                      FIRST        SECOND         THIRD        FOURTH
                                     QUARTER       QUARTER       QUARTER       QUARTER        TOTAL
                                    ---------     ---------     ---------     ---------     ---------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Sales.............................  $  34,727     $  30,612     $  37,970     $  45,091     $ 148,400
Gross profit......................     10,017         9,784        11,277        13,924        45,002
Operating income..................      5,110         5,401         5,951         6,795        23,257
Net income........................      3,209         3,548         3,813         4,459        15,029
Net income per share..............        .21           .23           .25           .29           .99

                                                      YEAR ENDED DECEMBER 31, 1995
                                    -----------------------------------------------------------------
                                      FIRST        SECOND         THIRD        FOURTH
                                     QUARTER       QUARTER       QUARTER       QUARTER        TOTAL
                                    ---------     ---------     ---------     ---------     ---------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Sales.............................  $  25,521     $  29,236     $  26,704     $  31,018     $ 112,479
Gross profit......................      6,608         7,867         7,266         9,034        30,775
Operating income..................      1,722         3,119         3,501         4,325        12,667
Net income........................        780         1,648         2,057         2,578         7,063
Net income per share..............        .05           .11           .13           .17           .47

                    CHART INDUSTRIES, INC. AND SUBSIDIARIES

NOTE K -- SUBSEQUENT EVENT

     All shares of common stock (except for the shares outstanding in the Consolidated Statements of Shareholders' Equity) and per share amounts have been adjusted to give retroactive effect to a three-for-two stock split effected in the form of a 50% stock dividend distributed on June 30, 1997 to shareholders of record on June 16, 1997.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share," which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement 128 on the calculation of primary and fully diluted earnings per share for these years is not expected to be material.

======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE COMMON STOCK, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION, OR AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Recent Developments...................    9
Use of Proceeds.......................   10
Price Range of Common Stock and
  Dividend Policy.....................   11
Capitalization........................   12
Pro Forma Financial Data..............   13
Selected Consolidated Financial
  Data................................   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17
Business..............................   22
Management............................   30
Principal and Selling Stockholders....   32
Underwriting..........................   33
Incorporation of Certain Documents by
  Reference...........................   34
Validity of Common Stock..............   34
Experts...............................   35
Available Information.................   35
Index to Consolidated Financial
  Statements..........................  F-1

======================================================
======================================================

                                2,800,000 SHARES

                         [CHART INDUSTRIES, INC. LOGO]

                             CHART INDUSTRIES, INC.

                                  COMMON STOCK
                                ($.01 PAR VALUE)
                              SCHRODER & CO. INC.

                               MCDONALD & COMPANY
                                SECURITIES, INC.
                                            , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of the expenses to be incurred by the Company in connection with the distribution of the Common Stock being registered hereby.

     Securities and Exchange Commission registration fee...................   $  19,789
     National Association of Securities Dealers, Inc. filing fee...........       7,031
     New York Stock Exchange listing fee...................................      29,500
     Printing costs........................................................     150,000*
     Accounting fees and expenses..........................................     100,000*
     Legal fees and expenses (not including Blue Sky)......................     175,000*
     Miscellaneous.........................................................      31,180*
                                                                              ---------
          Total............................................................   $ 512,500*
                                                                              =========

- ---------------

* Estimated

     The Selling Stockholders will reimburse the Company for their pro rata portion of the Securities and Exchange Commission registration fee and National Association of Securities Dealers, Inc. filing fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law of the State of Delaware sets forth the conditions and limitations governing the indemnification of officers, directors and other persons.

     Article VII of the Company's Amended and Restated By-Laws (the "By-Laws") provides in part that the Company shall indemnify any Director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, either civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a Director or officer of the Company, or is or was serving at the request of the Company, as a Director or officer of certain other entities, against all expense, liability and loss reasonably incurred or suffered by such person in connection with such action, suit or proceeding, and under certain circumstances, whether or not the indemnified liability arises or arose from any threatened, pending or completed action by or in the right of the Company. Responsibility for determinations with respect to such indemnification shall be made by the Board of Directors, by independent legal counsel or by the stockholders of the Company.

     The Company has also entered into indemnity agreements (the "Indemnity Agreements") with its Directors and officers that expand the protection provided to the Company's Directors and officers and are based upon sections of the General Corporation Law of the State of Delaware and Article VII of the Company's By-Laws that recognize the validity of additional indemnity rights granted by agreement. The substantive content of the Indemnity Agreements and
Article VII of the By-Laws is substantially the same except that, pursuant to the Indemnity Agreements, indemnity is expressly provided for settlements in derivative actions and partial indemnification is permitted in the event that the Director or officer is not entitled to full indemnification.

     Both the General Corporation Law of the State of Delaware and Article VII of the Company's By-Laws provide that the Company may maintain insurance to cover loss incurred pursuant to liability of Directors and officers of the Company, which insurance, if any, may cover liabilities of Directors and officers of the Company arising under the Securities Act of 1933, as amended (the "Securities Act").

     Reference is made to Section 8 of the Underwriting Agreement (Exhibit 1.1 to this Registration Statement) which provides for indemnification of the Registrant's officers, Directors and controlling persons by the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

ITEM 16. EXHIBITS.

     See Exhibit Index at page E-1 of this Registration Statement.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on September 9, 1997.

                                             CHART INDUSTRIES, INC.

                                             By /s/ Don A. Baines
                                               ---------------------------------
                                               Don A. Baines
                                               Chief Financial Officer and
                                                Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on September 9, 1997, by the following persons in the capacities indicated:

                 SIGNATURES                                         TITLE
- ---------------------------------------------   ----------------------------------------------

          /s/ ARTHUR S. HOLMES*                 Chairman and Chief Executive Officer and a
- ---------------------------------------------     Director (Principal Executive Officer)
              Arthur S. Holmes

          /s/ DON A. BAINES                     Chief Financial Officer and Treasurer and a
- ---------------------------------------------     Director (Principal Financial and Accounting
              Don A. Baines                     Officer)

          /s/ RICHARD J. CAMPBELL*              Director
- ---------------------------------------------
              Richard J. Campbell

          /s/ LAZZARO G. MODIGLIANI*            Director
- ---------------------------------------------
              Lazzaro G. Modigliani

          /s/ ROBERT G. TURNER, JR.*            Director
- ---------------------------------------------
              Robert G. Turner, Jr.

/s/ DON A. BAINES
- ------------------------------------------------

* By Don A. Baines, as attorney-in-fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                  DESCRIPTION OF DOCUMENT
- ------    ------------------------------------------------------------------------------------
  1.1     Form of Underwriting Agreement.*
  2.1     Plan and Agreement of Merger, dated April 30, 1997, by and among the Company,
          Greenville Tube Corporation, Chart Acquisition Company, Inc. and Cryenco Sciences,
          Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on
          Form 8-K dated July 31, 1997).
  4.1     Amended and Restated Certificate of Incorporation of the Company.
  4.2     Amended and Restated By-Laws of the Company.
  4.3     Specimen Certificate of the Company's Common Stock.
  4.4     Credit Agreement by and among the Company, ALTEC International Limited Partnership,
          ALTEC, Inc., Chart Management Company, Inc., Chart Industries Foreign Sales
          Corporation, Greenville Tube Corporation, and Process Systems International Inc. and
          National City Bank and NBD Bank, dated July 29, 1997 (incorporated by reference to
          Exhibit 10.20 to the Company's Current Report on Form 8-K dated July 31, 1997).
  5.1     Opinion of Calfee, Halter & Griswold LLP.
 23.1     Consent of Calfee, Halter & Griswold LLP (included in Exhibit 5.1).
 23.2     Consent of Ernst & Young LLP.
 24.1     Power(s) of Attorney.

- ---------------

* To be filed by amendment or incorporated by reference herein.

                                       E-1